UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No.     )*

Ballard Power Systems Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

058586108

(CUSIP Number)

Weichai Power Hong Kong International Development Co., Limited

Attn: Hu Yunyun

Flat 07-08, 34/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong

+852 2295 3686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058586108		13D

1	Name of Reporting Person: Weichai Power Hong Kong International Development Co., Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, AF, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,131,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,131,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,131,712

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%[1]

14	Type of Reporting Person CO

1  The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon (i) information provided by the Issuer that, as of November 5, 2018, there were 179,985,984 outstanding Common Shares, plus (ii) 46,131,712 Common Shares issued to Weichai Power Co., Ltd. on November 13, 2018 pursuant to the Weichai Subscription Agreement (as defined in Item 3) and plus (iii) 5,699,947 Common Shares issued to Zhongshan Broad-Ocean Motor Co. Ltd. on November 13, 2018 pursuant to the Broad-Ocean Subscription Agreement (as defined in Item 3).

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CUSIP No. 058586108		13D

1	Name of Reporting Person: Weichai Power Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, AF, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,131,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,131,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,131,712

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%[1]

14	Type of Reporting Person CO

1  The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon (i) information provided by the Issuer that, as of November 5, 2018, there were 179,985,984 outstanding Common Shares, plus (ii) 46,131,712 Common Shares issued to Weichai Power Co., Ltd. on November 13, 2018 pursuant to the Weichai Subscription Agreement (as defined in Item 3) and plus (iii) 5,699,947 Common Shares issued to Zhongshan Broad-Ocean Motor Co. Ltd. on November 13, 2018 pursuant to the Broad-Ocean Subscription Agreement (as defined in Item 3).

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CUSIP No. 058586108		13D

1	Name of Reporting Person: Shandong Heavy Industry Group Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, AF, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,131,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,131,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,131,712

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%[1]

14	Type of Reporting Person CO

1  The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon (i) information provided by the Issuer that, as of November 5, 2018, there were 179,985,984 outstanding Common Shares, plus (ii) 46,131,712 Common Shares issued to Weichai Power Co., Ltd. on November 13, 2018 pursuant to the Weichai Subscription Agreement (as defined in Item 3) and plus (iii) 5,699,947 Common Shares issued to Zhongshan Broad-Ocean Motor Co. Ltd. on November 13, 2018 pursuant to the Broad-Ocean Subscription Agreement (as defined in Item 3).

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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common shares, no par value (the “Common Share”) of Ballard Power Systems Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

Item 2.  Identity and Background.

(a) — (c) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Weichai Power Hong Kong International Development Co., Limited (“Weichai Hong Kong”), a company incorporated in Hong Kong with limited liability;

(ii) Weichai Power Co., Ltd. (“Weichai Power”), a joint stock limited company incorporated in the People’s Republic of China with limited liability; and

(iii) Shandong Heavy Industry Group Co., Ltd. (“SHIG”), a company incorporated in the People’s Republic of China with limited liability.

The address of the principal business office of Weichai Hong Kong is Flat 07-08, 34/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The address of the principal business office of Weichai Power is Section A 197, Fu Shou East Street, High Technology Industrial Development Zone, Weifang, Shandong Province, The People’s Republic of China, 261061.

The address of the principal business office of SHIG is #40-1 Yanzi Shan West Road, Jinan, Shandong, The People’s Republic of China, 250014.

The principal business of Weichai Hong Kong is development of vehicle parts, engineering and trading.

The principal business of Weichai Power is to operate in the following three main business segments: (i) power assembly (engines, gear boxes and axles), (ii) commercial vehicles, and (iii) automobile electronics and parts.

The principal business of SHIG is to operate in the following three main business segments: (i) investment and corporation management; (ii) organize, coordinate and manage the operation of subsidiaries; development, manufacture; and (iii) sale of combustion engines and its ancillary facilities, engineering machineries and other mechanical equipment and components.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors or persons holding equivalent positions of such Reporting Person and their respective principal business address, principal occupation or employment and citizenship are provided on Schedule A to this Schedule 13D, which is incorporated herein by reference.

(d), (e) During the last five years, neither any Reporting Person nor, to any Reporting Person’s knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Schedule A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or executive officer or person holding equivalent positions of the Reporting Persons is set forth in Schedule A hereto, which is incorporated herein by reference.

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Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On August 29, 2018, Weichai Power and the Issuer entered into that certain Subscription Agreement (the “Weichai Subscription Agreement”). In connection with the Weichai Subscription Agreement, Weichai Hong Kong and the Issuer entered into that certain Investor Rights Agreement, dated as of November 13, 2018 (the “Investor Rights Agreement”). In addition, Zhongshan Broad-Ocean Motor Co. Ltd. (“Broad-Ocean”) and the Issuer entered into that certain Subscription Agreement, dated August 29, 2018 (the “Broad-Ocean Subscription Agreement”).

On November 13, 2018 (the “Closing Date”), pursuant to the Weichai Subscription Agreement, the Issuer issued to Weichai Power 46,131,712 Common Shares (the “Subscription Shares”) for an aggregate purchase price of approximately $163.6 million, or $3.5464 per share of Common Share. Weichai Power has designated Weichai Hong Kong to acquire and hold the Subscription Shares.

The source of the funds used to purchase the Subscription Shares was through working capital of the Reporting Persons and proceeds from a $49.09 million loan from Australia and New Zealand Banking Group Limited to Weichai Hong Kong (the “ANZ Loan”) and a $49.09 million loan from Standard Chartered Bank (Hong Kong) Limited to Weichai Hong Kong (the “SC Loan”), respectively.

The summary contained herein of the Weichai Subscription Agreement, the ANZ Loan and the SC Loan is not intended to be complete and is qualified in its entirety by reference to the Weichai Subscription Agreement, the ANZ Loan and the SC Loan, copies of which are filed as Exhibit B, D and E hereto, respectively, and which are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, for so long as Weichai Hong Kong beneficially owns a number of Common Shares that is equal to at least 15% of the total outstanding Common Shares of the Issuer, Weichai Hong Kong will be entitled to designated two (2) individuals for appointment or election to the Issuer’s board of directors (the “Board”). Pursuant to Weichai Hong Kong’s board representation rights above, Shaojun Sun and Kui Jiang will be appointed to the Board within one (1) month after the Closing Date. As directors of the Issuer, they may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses 4(a) — (j) of Item 4 of Schedule 13D.

The Investor Rights Agreement also contains restrictions on dispositions which prohibit Weichai Hong Kong from selling or transferring the Subscription Shares for a period of two (2) years following the Closing Date, subject to customary exceptions for transfers to affiliates and participation in material transactions involving the Issuer.

The Investor Rights Agreement also contains customary standstill restrictions which prohibit Weichai Hong Kong from acquiring beneficial ownership of additional Common Shares or taking other specified actions with respect to the Issuer for two (2) years following the Closing Date.

The Investor Rights Agreement also provides Weichai Hong Kong with preemptive rights to maintain its ownership position at 19.9%, pursuant to which Weichai Hong Kong has a right to purchase a pro rata portion of any new issue of securities issued by the Issuer, including Common Share and convertible share (excluding certain excepted issuances).

The Investor Rights Agreement also provides a superior proposal right pursuant to which the Issuer must

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notify Weichai Hong Kong if it receives an acquisition proposal from a third party which will constitute a change of control transaction and determines it could constitute a transaction that it recommends to its shareholders. Within 20 business days upon notice, Weichai Hong Kong has a right to submit a superior proposal to compete against the third-party offer, or it will choose to support the proposed transaction.

The foregoing descriptions of the Weichai Subscription Agreement, the Investor Rights Agreement, and the transactions contemplated thereby, are not intended to be complete and are qualified in their entirety by reference to the Weichai Subscription Agreement and the Investor Rights Agreement, copies of which are filed as Exhibit B and C hereto, respectively, and which are incorporated herein by reference.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Weichai Subscription Agreement and the Investors Rights Agreement, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the terms of the Weichai Subscription Agreement, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the actions specified in clauses 4(a) — (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of Securities Beneficially	Power to Vote		Power to Dispose		Percent
Reporting Person	Owned	Sole	Shared(1)	Sole	Shared(1)	of Class (2)
Weichai Hong Kong	46,131,712	0	46,131,712	0	46,131,712	19.9%
Weichai Power	46,131,712	0	46,131,712	0	46,131,712	19.9%
SHIG	46,131,712	0	46,131,712	0	46,131,712	19.9%
Total(3) (all Reporting Persons)	46,131,712	0	46,131,712	0	46,131,712	19.9%

(1)    Weichai Hong Kong is the direct and record owner of 46,131,712 Common Shares and shares the power to vote and the power to dispose of all of such Common Shares with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai Hong Kong’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors.

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(2)    The foregoing percentages are calculated in accordance with (i) information provided by the Issuer that, as of November 5, 2018, there were 179,985,984 outstanding Common Shares, plus (ii) 46,131,712 Common Shares issued to Weichai Power Co., Ltd. on November 13, 2018 pursuant to the Weichai Subscription Agreement and plus (iii) 5,699,947 Common Shares issued to Zhongshan Broad-Ocean Motor Co. Ltd. on November 13, 2018 pursuant to the Broad-Ocean Subscription Agreement.

(3)    The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A; has effected any transactions in the Common Share during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

In addition, Weichai Power and the Issuer will establish a joint venture company (the “JV”) in Shandong Province to support China’s burgeoning fuel cell electric vehicle market in bus, commercial truck and forklift applications, where 51% of the interest in JV is owned by Weichai Power and 49% of the interest in JV is owned by the Issuer. Weichai Power has the right to appoint three (3) members to serve on the board of the JV out of the five (5) board seats of the JV. The Issuer will design and develop its next-generation liquid-cooled proton exchange membrane fuel cell stacks and modules for a total fee of $90 million. The JV will be exclusively entitled to commercially exploit the products developed under a research and development agreement between Weichai Power and the Issuer for bus, commercial truck and forklift applications in China, while the Issuer will retain exclusive rights to commercially exploit the products outside China. Meanwhile, the Issuer will grant the JV a non-exclusive royalty-free licence to the Issuer’s background technology incorporated into the products it develops for the JV. The JV will purchase the membrane electrode assemblies required for its proton exchange membrane fuel cells exclusively from the Issuer (subject to mutually agreed terms and conditions).

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a joint filing agreement on November 23, 2018, a copy of which is attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of November 23, 2018, by and among Weichai Power Hong Kong International Development Co., Limited, Weichai Power Co., Ltd. and Shandong Heavy Industry Group Co., Ltd.

Exhibit B

The Subscription Agreement, dated as of August 29, 2018, by and between Ballard Power Systems Inc. and Weichai Power Co., Ltd. (incorporated by reference to Exhibit 99.2 the Issuer’s Report on Form 6-K filed with the SEC on September 4, 2018)

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Exhibit C	The Investor Rights Agreement, dated as of November 13, 2018, by and between Ballard Power Systems Inc. and Weichai Power Hong Kong International Development Co., Limited

Exhibit D	The Facility Letter, dated as of September 28, 2018, by and between Australia and New Zealand Banking Group Limited and Weichai Power Hong Kong International Development Co., Limited

Exhibit E	The Facility Letter, dated as of October 24, 2018, by and between Standard Chartered Bank (Hong Kong) Limited and Weichai Power Hong Kong International Development Co., Limited

* * * * *

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2018

Weichai Power Hong Kong International Development Co., Limited

	By:	/s/ Qinggui Hao
Name: Qinggui Hao
Title: Director

Weichai Power Co., Ltd.

	By:	/s/ Shaojun Sun
Name: Shaojun Sun
Title: Executive President

Shandong Heavy Industry Group Co., Ltd.

	By:	/s/ Kui Jiang
Name: Kui Jiang
Title: President

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SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the executive officers and directors or person holding equivalent positions of Weichai Power Hong Kong International Development Co., Limited and their respective principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is Flat 07-08, 34/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong.

Name	Principal Occupation	Citizenship
Board of Directors
Xu Xinyu	Director	PRC
Wu Hongwei	Director	PRC
Hao Qinggui	Director	PRC
Ma Changhai	Director	PRC
Wu Guogang	Director	PRC

The following are each of the executive officers and directors or person holding equivalent positions of Weichai Power Co., Ltd. and their respective principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is Section A 197, Fu Shou East Street, High Technology Industrial Development Zone, Weifang, Shandong Province, The People’s Republic of China, 261061.

Name	Principal Occupation	Citizenship
Board of Directors
Tan Xuguang	Chairman and Chief Executive Director	PRC
Zhang Quan	Executive Director and Executive President	PRC
Xu Xinyu	Executive Director and Executive President	PRC
Sun Shaojun	Executive Director and Executive President	PRC
Yuan Hongming	Executive Director and Executive President	PRC
Yan Jianbo	Executive Director and Executive President	PRC
Wang Yuepu	Non-executive Director	PRC
Jiang Kui	Non-executive Director	PRC
Gordon Riske	Non-executive Director	United States/Germany
Michael Martin Macht	Non-executive Director	Germany
Zhang Zhong	Independent Non-executive Director	PRC
Wang Gongyong	Independent Non-executive Director	PRC
Ning Xiangdong	Independent Non-executive Director	PRC
Li Hongwu	Independent Non-executive Director	PRC
Wen Daocai	Independent Non-executive Director	PRC
Executive Management
Hao Qinggui	Secretary to the Board	PRC

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Kwong Kwan Tong	Chief Financial Officer, Company Secretary and Authorised Representative	PRC
Feng Gang	Vice President	PRC
Tong Dehui	Vice President and Deputy Chief Engineer	PRC
Li Shaohua	Vice President	PRC
Ren Bingbing	Vice President	PRC
Ding Yingdong	Vice President	PRC
Hu Haoran	Vice President	United States
Zhang Jiyuan	Vice President	PRC
Liu Yuanqiang	Vice President	PRC
Cao Zhiyue	Vice President	PRC

The following are each of the executive officers and directors or person holding equivalent positions of Shandong Heavy Industry Group Co., Ltd. and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is #40-1 Yanzi Shan West Road, Jinan, Shandong, The People’s Republic of China, 250014.

Name	Principal Occupation	Citizenship
Board of Directors
Tan Xuguang	Chairman of the Board	PRC
Jiang Li	Director	PRC
Wang Zaixin	Director	PRC
Wang Tao	Director/ Secretary to the Board	PRC
Yin Ke	Director	PRC
Ding Huiping	Director	PRC
Wan Luyu	Director	PRC
Ning Xiangdong	Director	PRC
Executive Management
Jiang Kui	President, General Manager	PRC
Liu Huisheng	Deputy General Manager	PRC
Xie Shumin	Deputy General Manager	PRC
Xu Zichun	Deputy General Manager	PRC
Shen Chuandong	Deputy General Manager/Chief Financial Officer	PRC

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INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, dated as of November 23, 2018, by and among Weichai Power Hong Kong International Development Co., Limited, Weichai Power Co., Ltd. and Shandong Heavy Industry Group Co., Ltd.

Exhibit B

The Subscription Agreement, dated as of August 29, 2018, by and between Ballard Power Systems Inc. and Weichai Power Co., Ltd. (incorporated by reference to Exhibit 99.2 the Issuer’s Report on Form 6-K filed with the SEC on September 4, 2018)

Exhibit C	The Investor Rights Agreement, dated as of November 13, 2018, by and between Ballard Power Systems Inc. and Weichai Power Hong Kong International Development Co., Limited

Exhibit D	The Facility Letter, dated as of September 28, 2018, by and between Australia and New Zealand Banking Group Limited and Weichai Power Hong Kong International Development Co., Limited

Exhibit E	The Facility Letter, dated as of October 24, 2018, by and between Standard Chartered Bank (Hong Kong) Limited and Weichai Power Hong Kong International Development Co., Limited

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Exhibit A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of November 23, 2018, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Share of Ballard Power Systems Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Weichai Power Hong Kong International Development Co., Limited

By:	/s/ Qinggui Hao
Name: Qinggui Hao
Title: Director

Weichai Power Co., Ltd.

By:	/s/ Shaojun Sun
Name: Shaojun Sun
Title: Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Kui Jiang
Name: Kui Jiang
Title: President

Exhibit C

INVESTOR RIGHTS AGREEMENT

BETWEEN

WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED

AND

BALLARD POWER SYSTEMS INC.

NOVEMBER 13, 2018

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated as of November 13, 2018.

BETWEEN:

WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED, a corporation existing under the laws of Hong Kong

(“Weichai”)

AND:

BALLARD POWER SYSTEMS INC., a corporation existing under the laws of the Province of British Columbia, Canada

(“Ballard”)

WHEREAS:

A.            Ballard and Weichai Power Co., Ltd. (“Weichai Power”, the 100% parent of Weichai) have entered into a subscription agreement (the “Subscription Agreement”) to provide for the issuance and sale by Ballard to Weichai Power or its designated Affiliate (the “Placement”) of common shares in the capital of Ballard (the “Common Shares”) representing approximately 19.9% of the outstanding Common Shares;

B.            Weichai Power has designated Weichai to acquire and hold the Subscription Shares (as defined below) of Ballard prior to the Closing;

C.            Ballard and Weichai have agreed to enter into this Agreement to provide for certain rights and restrictions in connection with Weichai’s on-going rights to sell or transfer the Common Shares it acquires under the Placement (the “Subscription Shares”) and to acquire further Common Shares.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1                                   Defined Terms.

(1)                                 As used in this Agreement, the following terms have the following meanings:

“Act” means the Business Corporations Act (British Columbia).

“Agreement” means this Investor Rights Agreement as the same may be supplemented or amended from time to time.

“Affiliate” of a Person (other than a natural person) is an affiliate of another Person if (a) one of them is the subsidiary of the other, or (b) each of them is controlled by the same Person.

“Anti-dilution Right” has the meaning set out in Section 3.1(1).

“Anti-Dilution Right Notice Period” has the meaning set out in Section 3.2(1).

“Biennial Adjustment Offer” has the meaning set out in Section 3.5(1).

“Board” means the board of directors of Ballard, as may be constituted from time to time.

“Business Day” means any day which is not a Saturday, Sunday, public holiday or a day on which banks are not open for business in Vancouver, Canada or Weifang, Shandong Province, PRC.

“Closing Date” has the meaning set out in Section 3.1(1).

“Common Shares” has the meaning set out in Recital A.

“Conditions” has the meaning set out in Section 2.3.

“Convertible Securities” has the meaning set out in Section 3.1(1).

“Director Nominee” has the meaning set out in Section 2.1.

“Directors” mean the directors of Ballard from time to time.

“Directors Election Meeting” means a meeting of shareholders of Ballard at which Directors are to be elected to the Board.

“Exercise Notice” has the meaning set out in Section 3.2(1).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Ill Repute” means, with respect to any Director Nominee, that such Director Nominee has (i) breached his or her fiduciary duty, or has been grossly negligent in discharging his or her duties as a Director; (ii) has been convicted, pled guilty to, or in the reasonable judgment of the Board, is likely to be convicted of any offense or crime that in the Board’s reasonable judgment, involves dishonesty or fraud; or (iii) has committed an act or made a public statement of a nature such that having such Director Nominee serve on the Board would have a serious adverse effect on Ballard.

“Incentive Securities” has the meaning set out in Section 3.1(6).

“Issue” has the meaning set out in Section 3.1(1).

“Issue Notice” has the meaning set out in Section 3.1(2).

“Law” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.

“NASDAQ” means the NASDAQ Global Market.

“Nomination Letter” has the meaning set out in Section 2.2.

“Nomination Right” means the right to designate a Director Nominee as provided in Section 2 of this Agreement.

“Notice” means any notice required to be given regarding the matters contemplated by this Agreement; and “Notify” or “Notification” will have corresponding meanings.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Placement” has the meaning set out in Recital A.

“Potential Purchaser” has the meaning set out in Section 4.6.

“PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

“Pro Rata Interest” means, on any date, with respect to a Person, the security ownership interest of such Person and its Affiliates in Ballard, expressed as a percentage, equal to (i) the aggregate number of outstanding Voting Shares and other voting or equity shares of Ballard beneficially owned, directly or indirectly, by such Person and its Affiliates; divided by (ii) the aggregate number of outstanding Voting Shares and other voting or equity shares of Ballard.

“Regulatory Cutback” has the meaning set out in Section 3.4(1).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Laws” means, collectively, the applicable securities Laws of each of the provinces and territories of Canada and the United States and the respective regulations, instruments and rules made under those Laws together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and the SEC of the United States and the applicable rules and requirements of any stock exchange on which Ballard has applied to list its securities.

“Subscription Agreement” has the meaning set out in Recital A.

“Subscription Shares” has the meaning set out in Recital A.

“Voting Shares” has the meaning set out in Section 3.1(1).

“Waiver” has the meaning set out in Section 3.6(1).

ARTICLE 2

NOMINATION RIGHTS

Section 2.1                                               Board Nomination Rights

(1)                                 Subject to the terms and conditions of this Section 2, for so long as Weichai has and maintains a Pro Rata Interest equal to at least fifteen percent (15%), Weichai will be entitled to nominate two (2) individuals for appointment or election as Directors of Ballard (each, a “Director Nominee”). The Director Nominees shall initially be the individuals nominated by Weichai in writing prior to the Closing Date (the “Initial Weichai Nominees”). The right to designate a Director Nominee shall be referred to as a “Nomination Right”.

(2)                                 Ballard shall take all available steps as may be necessary to have the Initial Weichai Nominees to be appointed to the Board as a Director of Ballard within one (1) month after the Closing Date.

(3)                                 Weichai Director Nominees may seek to serve as members of a committee of the Board, which the Board will reasonably consider, subject to the Weichai Director Nominees meeting independence, financial literacy and other requirements of applicable Law.

Section 2.2                                               Board Nomination Procedure

(1)                                 Ballard shall notify Weichai of its intention to hold a Directors Election Meeting at least sixty (60) days prior to the date of every such meeting (the “Meeting Notice Date”).

(2)                                 At least fifty (50) days and no more than sixty (60) days before each Directors Election Meeting, Weichai will deliver to Ballard a written notice (the “Nomination Letter”) specifying the names of its Director Nominees together with the information regarding each Director Nominee that Ballard is required by the Act and Securities Laws to include in a management information circular of Ballard to be sent to shareholders of Ballard in respect of such Directors Election Meeting and such other information, including a biography of each Director Nominee, that is consistent with the information Ballard intends to publish about management nominees as Directors of Ballard in such management information circular. If a Director Nominee is not currently a Director, Weichai shall provide a signed consent to act as a Director from such Director Nominee and confirmation that it believes the Director Nominee meets the Conditions.

(3)                                 If Weichai fails to deliver the Nomination Letter to Ballard at least fifty (50) days before the Directors Election Meeting, Weichai shall be deemed to have, if such individuals are willing and able to act, re-nominated its Director Nominees that then currently serve as Directors of Ballard at such time, subject to such individuals satisfying the Conditions for re-appointment to the Board.  If such individuals are not willing or able to act, Weichai shall be deemed to have waived its Nomination Right with respect to such Director Nominee(s) for the ensuing annual term of the Board.

(4)                                 The Director Nominees nominated by Weichai pursuant to Section 2.2(2) or Section 2.2(3) of this Agreement shall be nominated by or at the direction of the Board or an authorized officer of Ballard, including pursuant to a notice of meeting, to stand for election or appointment to the Board at the Directors Election Meeting. Ballard shall use commercially reasonable best efforts to cause the election or appointment of the Director Nominees to the Board at each Directors Election Meeting, including by endorsing and recommending the Director Nominees, soliciting proxies from its shareholders for such election or appointment, voting the Common Shares in respect of which management is granted a discretionary proxy in favor of the election or appointment of such Director Nominees and shall otherwise support the election or appointment of the Director Nominees in a manner no less rigorous and favorable to the Director Nominees than the manner in which Ballard supports other nominees for election or appointment to the Board.

(5)                                 Subject to Section 2.5, following a Directors Election Meeting at which a Director Nominee of Weichai was elected as a director, such Director Nominee shall be entitled to remain a Director until (i) he/she resigns, (ii) his/her successor is elected or appointed pursuant to this Agreement or applicable law, (iii) he/she is disqualified from being a director under the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed), or (iv) he/she ceases to meet any of the Conditions.

Section 2.3                                               Conditions

(1)                                 Notwithstanding anything to the contrary in this Agreement, each Director Nominee shall, as a condition of election or appointment as a Director, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the “Conditions”):

(a)                                 each Director Nominee must meet the qualification requirements to serve as a director under the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed) and as a director “independent” of Ballard under applicable Securities Laws;

(b)                                 each Director Nominee must not be of Ill Repute; and

(c)                                  each Director Nominee must be either sufficiently conversant with the English language to be able to participate in Board meetings or accompanied by an English interpreter.

(2)                                 Notwithstanding anything to the contrary in this Agreement, if at any time a Director Nominee ceases to satisfy any of the Conditions, Weichai shall promptly cause such Director Nominee to tender his or her resignation from the Board, and the provisions of Section 2.4 shall apply.

Section 2.4                                               Vacancies

If a Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, Weichai shall be entitled to fill such vacancy by the election or appointment of another individual nominated by Weichai, provided that Weichai is still entitled to do so pursuant to this Agreement, and in such case Ballard (acting through the Board) shall take all steps required to effect the appointment or election to the Board, as soon as reasonably practicable, of an individual designated by Weichai who meets the Conditions.

Section 2.5                                               Loss of Nomination Rights

If at any time Weichai loses its Nomination Right by ceasing to hold a Pro Rata Interest of at least fifteen percent (15%), Weichai shall notify Ballard promptly and, within ten (10) Business Days of the date that Weichai’s Nomination Right was lost, cause its Director Nominees to resign from the Board.

Section 2.6                                               Reimbursement and Insurance

(1)                                 Ballard agrees and undertakes that, so long as Weichai has a Nomination Right, each Director who is not an officer or employee of Ballard shall be reimbursed by Ballard for the reasonable travel and other expenses incurred by him/her to attend Board meetings in accordance with the normal policies and procedures of Ballard.

(2)                                 Ballard shall obtain and/or maintain from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions reasonably determined by the Board to be adequate and will be consistent with the market practice, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board determines that such insurance should be discontinued, which in any event shall last for the term of Weichai Director Nominee’s office as a Director. In addition, Ballard shall indemnify and hold harmless all of its Directors and officers and former Directors who served as Directors at any time following the date of this Agreement, and their respective heirs and legal representatives, from and against any loss or damage incurred by them for any act or omission taken or suffered by the Director Nominee(s) in connection with acting as a Director, to the fullest extent permitted by the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed) and applicable Law.

Section 2.7                                               Voting of Common Shares

(1)                                 Provided Ballard has complied with its obligations with respect to the Nomination Right in all material respects, for so long as Weichai continues to hold at least fifteen percent (15%) of the outstanding Common Shares, Weichai covenants and agrees with Ballard to vote, or to cause to be voted, all of the Voting Shares over which it exercises control or direction in a manner not contrary to the recommendation of the Board of Ballard at each meeting of shareholders of Ballard as set out in the applicable management information circular of Ballard, with Weichai either:

(a)                                 voting “for”; or

(b)                                 abstaining from voting on (but not withholding),

each matter of business that is in relation to the election of Ballard directors (other than those served by the Weichai’s Director Nominees) and all other matters which require Ballard’s shareholders to enact them by passing ordinary resolutions pursuant to the applicable laws, regulations, listing rules or the Articles of Ballard, as amended from time to time (save for any such matter which is reasonably expected to have impact on the Weichai’s shareholder rights, in which case Weichai shall be entitled to vote or to cause to be voted, all of the Voting Shares over which it exercises control or direction in its own discretion) (each, a “Ballard Recommended Vote”).

(2)                                 In respect of any meeting of shareholders of Ballard, Weichai will, promptly upon request by Ballard, either:

(a)                                 provide Ballard with evidence that it has already submitted voting instructions on each Ballard Recommended Vote in accordance with its obligations under Section 2.7(1); or

(b)                                 provide Ballard with a proxy or the information necessary to enable Ballard to complete voting instructions on behalf of Weichai on each Ballard Recommended Vote in the manner not contrary to the recommendations in the applicable management information circular of Ballard.

(3)                                 For avoidance of doubt, with respect to any matters which shall require Ballard’s shareholders to enact them by passing special resolutions, Weichai shall be entitled to vote or to cause to be voted, all of the Voting Shares over which it exercises control or direction in its own discretion.

Section 2.8                                               Information Sharing with Weichai

Ballard recognizes that individuals associated with Weichai and its Affiliates will be Director Nominees and serve on the Board from time to time, and that such individuals (i) will from time to time receive non-public information concerning Ballard and its subsidiaries, and (ii) may (subject to their compliance with the applicable Laws (including but not limited to any applicable Securities Laws) in respect of sharing of Ballard’s non-public information with Weichai and their obligation to maintain the general confidential obligation of such information) share such information with other individuals associated with Weichai and its Affiliates. Such sharing will be for the dual purpose of facilitating support to Director Nominees in their capacity as Director and enabling Weichai, as a stockholder, to better evaluate Ballard’s performance and prospects, but not for any other purpose to the detriment of Ballard and its Affiliates. Notwithstanding the foregoing, Director Nominees will not share any information if Ballard informs Director Nominees that such sharing could be reasonably expected to compromise or otherwise adversely affect Ballard’s and its Affiliates ability to assert any attorney/client privilege or similar rights. Ballard hereby irrevocably consents to such sharing.

ARTICLE 3

ANTI-DILUTION RIGHT

Section 3.1                                   Subscription.

(1)                                 Commencing on the date of closing of the transactions contemplated by the Subscription Agreement (the “Closing Date”), and subject to such transactions closing in accordance with the terms and subject to the conditions contained in the Subscription Agreement, if Ballard proposes or becomes obligated to issue Common Shares or other voting, participating or equity shares in the capital of Ballard, or proposed to transfer any Common Shares that have been repurchased from the open market and held under

Ballard’s brokerage account or otherwise held under Ballard’s name (if any) (collectively, the “Voting Shares”), or any securities convertible into Voting Shares or entitling the holder thereof to acquire Voting Shares (collectively, the “Convertible Securities”) (each such issuance of Voting Shares or Convertible Securities, an “Issue”), Weichai shall have the right but not the obligation to subscribe, either directly or through its designated Affiliates, for additional Voting Shares or Convertible Securities, as applicable (the “Anti-dilution Right”) as follows:

(a)                                 in the case of an Issue of Voting Shares, that number of Voting Shares such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by Weichai and/or its designated Affiliate (as the case may be) and Voting Shares into which Convertible Securities held by Weichai and/or its designated Affiliate (as the case may be) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio immediately prior to the Issue; and (B) the corresponding ratio immediately following the Placement; and

(b)                                 in the case of an Issue of Convertible Securities, that number of Convertible Securities such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by Weichai and/or its designated Affiliate (as the case may be) and Voting Shares into which Convertible Securities held by Weichai and/or its designated Affiliate (as the case may be) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio immediately prior to the Issue; and (B) the corresponding ratio immediately following the Placement.

(2)                                 Ballard shall make commercially reasonable best efforts to provide a Notice (the “1st Issue Notice”) to Weichai in writing of an Issue no less than twenty (20) Business Days prior to public announcement of an Issue setting out (i) an estimate of the number of Voting Shares or Convertible Securities to be issued, (ii) the preliminary terms and conditions of any Voting Shares or Convertible Securities to be issued, and (iii) the range of the subscription price per Voting Share or Convertible Security to be issued, as applicable.

(3)                                 Ballard shall make commercially reasonable best efforts to provide a Notice (the “2nd Issue Notice”) to Weichai in writing of an Issue no less than five (5) Business Days prior to public announcement of an Issue setting out (i) the number of Voting Shares or Convertible Securities to be issued, (ii) the material terms and conditions of any Voting Shares or Convertible Securities to be issued, and (iii) the subscription price per Voting Share or Convertible Security to be issued, as applicable.

(4)                                 If Weichai (and/or its designated Affiliate, as the case may be) exercises the Anti-dilution Right in accordance with Section 3.2, the subscription price at which Voting Shares or Convertible Securities, as applicable, will be issued by Ballard to Weichai (and/or its designated Affiliate (as the case may be)) pursuant to such exercise shall be an amount in cash equal to the price for which each Voting Share or Convertible Security, as applicable, is issued by Ballard in connection with the Issue.

(5)                                 If Ballard issues Voting Shares for non-cash consideration or if Ballard enters into a merger agreement or business combination agreement resulting in a combined company, provided that the equityholders of Ballard immediately prior to such transaction hold a majority of the outstanding shares of Ballard or of the combined company immediately following such transaction, Weichai (and/or its designated Affiliate (as the case may be)) shall be entitled to exercise the Anti-dilution Right following completion of such transaction in order to permit Weichai and/or its designated Affiliate (as the case may be) to acquire Voting Shares or voting or equity shares or securities convertible into voting or equity shares of the combined company so as to achieve the same percentage holdings that Weichai beneficially held in Ballard prior to such transaction, at an issue price equal to the volume weighted average trading price of such securities for the five (5) trading days before completion by Ballard of such non-cash transaction or merger or business combination.

(6)                                 Notwithstanding anything to the contrary contained herein, “Convertible Securities” shall not include incentive or compensation securities granted to directors, officers, employees or consultants of Ballard or its subsidiaries in accordance with the terms of Ballard’s security-based compensation arrangements (collectively, “Incentive Securities”).

Section 3.2                                   Exercise of Anti-dilution Right.

(1)                                 If Weichai (and/or its designated Affiliate (as the case may be)) wishes to exercise the Anti-dilution Right in respect of a particular Issue, Weichai shall give written notice to Ballard (the “Exercise Notice”) of the exercise of such right and of the number of Voting Shares or Convertible Securities, as applicable, Weichai (and/or its designated Affiliate (as the case may be)) wishes to purchase (subject to the limits set forth in Article 4), within five (5) Business Days after the date of receipt of the 2nd Issue Notice (the “Anti-Dilution Right Notice Period”).  Weichai will make commercially reasonable efforts to deliver any Exercise Notice to Ballard in time for the Anti-dilution Right to be exercised concurrently with the closing of the Issue but Weichai will not be obligated to do so.

(2)                                 If Ballard receives an Exercise Notice from Weichai within the Anti-Dilution Right Notice Period then Ballard shall, subject to the receipt and continued effectiveness of all required regulatory approvals (including stock exchange approvals), which approvals Ballard shall use commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations), issue to Weichai against payment of the subscription price payable in respect thereof, that number of Voting Shares or Convertible Securities, as applicable, set forth in the Exercise Notice. The closing of any private placement pursuant to an exercise of the Anti-dilution Right by Weichai will take place on the date that is not later than ten (10) Business Days after the expiry of the Anti-Dilution Right Notice Period, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing will be extended for such period as is reasonably necessary to obtain the same.

Section 3.3                                   Exceptions to Anti-dilution Right.

(1)                                 The Anti-dilution Right shall not apply in the event of an Issue in the following circumstances (the “Anti-dilution Exemptions”):

(a)                                 Voting Shares issuable upon the exercise of Convertible Securities outstanding as of the Closing Date;

(b)                                 Voting Shares issuable upon the exercise of Convertible Securities issued pursuant to any Issue following the Closing Date in respect of which Weichai has exercised the Anti-dilution Right;  or

(c)                                  the Issue of Voting Shares or Convertible Securities made to all holders of Voting Shares (including Weichai) on a pro rata basis.

Section 3.4                                   Regulatory Cutback.

(1)                                 If, pursuant to the rules of applicable Securities Laws, the exercise of the Anti-dilution Right by Weichai (and/or its designated Affiliate (as the case may be)) results in a requirement for Ballard to obtain shareholder approval (as the sole reason to obtain such shareholder approval, and not, for greater certainty, if shareholder approval is required by reason of the size of the Issue which triggers the Anti-dilution Right or for any other reason), Weichai shall accept such lesser amount of Voting Shares or Convertible Securities, as applicable, as will not trigger such requirement (a “Regulatory Cutback”).

(2)                                 If a Regulatory Cutback applies, Ballard hereby covenants to use all lawful and commercially reasonable best efforts to obtain, at the next meeting of shareholders of Ballard following completion of the transaction to which such Regulatory Cutback applies, the approval of the shareholders of Ballard in respect of (i) the issuance of the Voting Shares or Convertible Securities subject to the Regulatory Cutback (at the same price as would have been applicable had the Regulatory Cutback not been required, subject to receipt of applicable regulatory, including stock exchange, approvals) so as to allow Weichai to achieve the same percentage holdings in Ballard that Weichai would otherwise have been initially entitled to, absent the Regulatory Cutback, and (ii) the issuance of any Voting Shares or Convertible Securities to which Weichai would have been entitled pursuant to a new Issue by Ballard after a Regulatory Cutback has been triggered.

Section 3.5                                   Biennial Adjustment Offer.

(1)                                 Ballard shall give Notice to Weichai within thirty-one (31) days after the end of the first quarter of every second calendar year (commencing in the year of 2020) of the aggregate number of Voting Shares issued during such previous two (2) calendar years pursuant to the exercise of Incentive Securities, and shall make an irrevocable offer (the “Biennial Adjustment Offer”) to Weichai open for a period of thirty (30) days from the date of such Notice or, if such date falls on a day on which a trading blackout in respect of Ballard is in effect, ten (10) Business Days following the expiry of such trading blackout period, to subscribe for, either directly or through its designated Affiliate, on a private placement basis, at the then current market price of Voting Shares, that number of Voting Shares such that the ratio, after taking into account the number of Voting Shares issued upon exercise of Incentive Securities during the prior two (2) calendar years, of (i) the aggregate number of Voting Shares held by Weichai and its Affiliate (if applicable) and Voting Shares into which Convertible Securities held by Weichai and its Affiliate (if applicable) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio prior to the issuance of

Voting Shares upon exercise of any Incentive Securities during the prior two (2) calendar years; and (B) the corresponding ratio immediately following the Placement.

(2)                                 If an Biennial Adjustment Offer is accepted by Weichai, the purchase and sale of Voting Shares subject to the Biennial Adjustment Offer shall be completed within ten (10) Business Days from the date of such acceptance, unless all filings, notices, approvals and authorizations necessary to complete the closing of such purchase and sale have not been made, given or obtained by that date, in which case the closing will be extended for such period as is reasonably necessary to obtain the same.

(3)                                 For the purpose of this Section 3.5, the “current market price” shall be the volume weighted average trading price for twenty (20) trading days before such acceptance, or such pricing as is in accordance with the rules of the Toronto Stock Exchange or any other stock exchange on which Voting Shares are then listed. Weichai’s right to receive an Biennial Adjustment Offer will remain in effect at any time that Weichai remains entitled to exercise the Anti-dilution Right, and for the purpose of determining if Weichai retains such right, the number of Voting Shares issued during such two (2) prior calendar years pursuant to the exercise of Incentive Securities shall not be taken into account.

Section 3.6                                   Waiver.

(1)                                 Notwithstanding anything to the contrary contained herein, the Anti-dilution Right will become effective on the later of (i) Ballard obtaining a waiver from NASDAQ in respect of the Anti-dilution Right if required pursuant to applicable U.S. Securities Laws (the “Waiver”), and (ii) the Closing Date. Ballard covenants and agrees to use its commercially reasonable efforts to obtain the Waiver as soon as reasonably practicable following the date hereof.

(2)                                 Notwithstanding anything to the contrary contained herein, Weichai shall be entitled to exercise the Anti-dilution Right with respect to any Issues completed by Ballard after the Closing Date and before the date on which Ballard obtains the Waiver so as to allow Weichai to achieve the same percentage holdings in Ballard that Weichai would have otherwise been entitled to maintain had the Anti-dilution Right become effective on the Closing Date.

Section 3.7                                   Termination of Anti-dilution Right.

The Anti-dilution Right and all other rights set out in this Article 3 shall terminate and be of no further force or effect after any time Weichai directly or indirectly beneficially owns less than ten percent (10%) of the issued and outstanding Voting Shares, provided that in the calculation of whether Weichai directly or indirectly beneficially owns less than ten percent (10%) of the issued and outstanding Voting Shares, (i) the issued and outstanding Voting Shares will not include any Voting Shares issued pursuant to any Anti-Dilution Exemptions or the exercise of any Incentive Securities (unless Weichai has been given and had the opportunity to complete the Biennial Adjustment Offer in respect of such Incentive Securities); (ii) the issued and outstanding Voting Shares will not include any Voting Shares issued before the Waiver is obtained, if applicable; and (iii) the issued and outstanding Voting Shares will not include any Voting Shares issued for non-cash consideration or in relation to a merger or business combination (unless Weichai has been given and had the opportunity to complete the Anti-Dilution Right pursuant to Section 3.1(4)).  In addition, for the purpose of calculating the number of shares that Weichai directly or indirectly beneficially owns for the purpose of this section, Weichai will be deemed to own the full amount of Voting Shares subject to the exercise of the Anti-dilution Right under Section 3.4 had there been no Regulatory Cut Back (unless Weichai has had the opportunity to complete the purchase of Voting Shares as contemplated in Section 3.4(2)).

ARTICLE 4
RESTRICTIONS ON DISPOSITIONS AND ACQUISITIONS, STANDSTILL COVENANTS AND SUPERIOR PROPOSAL RIGHT

Section 4.1                                   Restrictions on Dispositions.

(1)                                 Subject to Section 4.3, Weichai shall not sell, transfer or otherwise dispose, directly or indirectly, all or any portion of the Subscription Shares or sell, transfer or otherwise dispose of its economic interest therein or economic consequences of ownership of such Voting Shares for a period of two (2) years following the Closing Date (the “Standstill Period”) without the prior written consent of the Board (with the Director Nominees of Weichai excluded from such approval vote). Notwithstanding the foregoing, the restriction on Weichai set out above will not apply: (i) to a sale, transfer or disposition pursuant to any plan of arrangement, re-organization, amalgamation, takeover bid, merger or other similar combination transaction where an offer to purchase or exchange or reorganize the Voting Shares has been made to all shareholders of Ballard by a third party or involves all the Voting Shares; (ii) a sale, transfer or disposition to an Affiliate of Weichai, provided that Weichai causes such Affiliate to whom such Voting Shares are transferred to expressly agree in writing to be bound by the terms of this Agreement, and provided further that such sale, transfer or disposition is made in accordance with applicable Securities Laws; (iii) if a proceeding is commenced against or involving Ballard under the Bankruptcy and Insolvency Act or the Companies’ Creditors Arrangement Act or any similar legislation; or (iv) if Ballard has received notice from any securities regulatory authority that the Voting Shares will be permanently cease-traded within a specified period.

(2)                                 Following the Standstill Period set forth in Section 4.1(1), Weichai shall be permitted to sell such Subscription Shares either by private agreement or through the facilities of any stock exchange on which Subscription Shares are traded provided, however, that in the case of a sale through the facilities of any such stock exchange, Weichai shall in good faith attempt to dispose of such Subscription Shares in a manner that does not materially disrupt orderly trading in such securities, but for clarification, if Weichai considers that in order to protect its own reasonable commercial interest, it has to dispose of the Subscription Shares as soon as possible, then Weichai is free to dispose of the Subscription Shares in any manner it deems appropriate, provided that when Weichai holds a Pro Rata Interest of at least ten percent (10%), Weichai shall provide Ballard with one (1) Business Day advance notice in writing.

Section 4.2                                   Restrictions on Acquisitions.

(1)                                 Subject to Section 4.2(2), during the Standstill Period, Weichai shall not acquire any Voting Shares, Convertible Securities or rights or options to acquire any Voting Shares, which will result in Weichai and its Affiliates owning twenty percent (20%) or more of the Voting Shares.

(2)                                 Notwithstanding Section 4.2(1), during the Standstill Period, Weichai may submit a confidential proposal to the Board (in such a manner as would not require Ballard to make any public disclosure regarding such proposal) to acquire all of the outstanding Voting Shares whether by way of a plan of arrangement, re-organization, amalgamation, takeover bid, merger or other similar combination transaction (each, a “Weichai Offer”), it being understood that Section 4.4(i) shall apply to each such Weichai Offer. Ballard will be entitled, in its sole discretion, to respond to the Weichai Offer is such manner as it determines. For greater certainty, other than as contemplated by Section 4.3, Weichai shall be prohibited from making a Weichai Offer so long as a Third Party Offer is outstanding.

Section 4.3                                   Superior Proposal Right

(1)                                 If Ballard receives or otherwise becomes aware of any Acquisition Proposal that the Board determines, in its sole discretion, is or could constitute a transaction that it recommends to Ballard shareholders (each such transaction, a “Third Party Offer”), Ballard shall, as soon as reasonably practicable and in any event no less than twenty (20) Business Days before entering into any agreement to implement such Third Party Offer, provide Weichai with written notice (the “Third Party Acquisition Notice”) that it is negotiating a Third Party Offer, which notice shall set forth the indicative range of the pricing and other material terms of the Third Party Offer.

(2)                                 Weichai will have an opportunity (but not the obligation) during a period of twenty (20) Business Days (the “Response Period”) from the date of receipt of the Third Party Acquisition Notice to make an Acquisition Proposal (a “Weichai Response Proposal”) to the Board that is or could constitute a Superior Proposal.

(3)                                 If the Board determines, in good faith after consultation with its outside legal counsel and financial advisors, that a Weichai Response Proposal constitutes a Superior Proposal compared to the terms of a Third Party Offer, Ballard and Weichai will, as soon as reasonably practicable, negotiate and enter into a definitive agreement to implement such Superior Proposal.  If Weichai does not submit a Weichai Response Proposal which constitutes a Superior Proposal during the Response Period, then immediately prior to the public announcement of the Third Party Offer, Weichai will execute a support agreement in the form and substance to be mutually agreed by Weichai and the relevant parties, undertaking to vote and/or tender all of the Voting Shares over which it exercises direction or control in favor of the Third Party Offer.

(4)                                 Following Weichai’s submission of a Weichai Response Proposal which constitutes a Superior Proposal, but prior to execution of a definitive agreement in respect thereof,  if Ballard receives or otherwise becomes aware of any new Acquisition Proposal, Ballard shall, as soon as reasonably practicable, provide Weichai with written notice of such Acquisition Proposal, and Weichai shall be entitled, but not obligated, to make new Weichai Response Proposal to the Board in response to any Acquisition Proposal made by third party.

(5)                                 For the purposes of this Section 4.3, the following definitions apply:

(a)                                 “Acquisition Proposal” means any offer or proposal (written or oral) from any Person or group of Persons relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Ballard that, individually or in the aggregate, constitute 50% or more of the consolidated assets of Ballard or which contribute 50% or more of the consolidated revenue of Ballard, or (ii) 50% or more of the issued and outstanding Voting Shares; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of the issued and outstanding Voting Shares; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Ballard or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of Ballard and its subsidiaries, taken as a whole; or (d) a sale relating to 50% or more of Ballard’s consolidated assets (or a transaction involving Ballard’s material intellectual property having the same economic effect as a sale of such assets).

(b)                                 “Superior Proposal” means any bona fide written Acquisition Proposal from Weichai or its Affiliates that: (i) complies with Securities Laws; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisers) that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (iv) to the extent that such Acquisition Proposal involves the acquisition of outstanding Voting Shares, is made available to all Ballard shareholders, on the same terms and conditions; and (v) that the Board determines, in its good faith judgment, after receiving advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Ballard shareholders than the applicable Third Party Offer.

Section 4.4                                   Standstill Covenant.

During the Standstill Period, subject to Section 4.2(2) and Section 4.3, neither Weichai nor its Affiliates shall in any manner, directly or indirectly, alone or jointly or in concert with any other Person (including by providing financing to any other Person), without the prior written consent of Ballard, effect, seek, offer or propose, or in any way assist, advise or encourage any other Person to effect, seek, offer or propose, by any means whatsoever, in each case whether publicly or otherwise:

(a)                                 any acquisition of any Voting Shares or rights or options to acquire any Voting Shares, if, following any such acquisition, Weichai would, in the aggregate, directly or indirectly beneficially own twenty percent (20%) or more of the Voting Shares or shares to which are attached twenty percent (20%) or more of the voting rights attaching to all voting shares of Ballard;

(b)                                 any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving Ballard or any of its Affiliates or any of their assets;

(c)                                  any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Ballard or any of its Affiliates or any of their assets;

(d)                                 any solicitation of any proxies or any other activity in order to vote, advise or influence any Person with respect to the voting of any Voting Shares;

(e)                                  form, join, or in any way participate in a group to attempt to influence the conduct of the holders of Voting Shares or take any other action to seek to control or influence the Board, management or policies of Ballard or to obtain representation on the Board (other than as provided in Section 2);

(f)                                   attempt to induce any Person not to make or conclude any proposal with respect to Ballard, by threatening or indicating that it may take any of the foregoing actions;

(g)                                  otherwise act, alone or in concert with others, to seek to control the management, directors or corporate policies of Ballard;

(h)                                 enter into any discussions or arrangements with respect to, or act as a financing source for, any of the foregoing actions;

(i)                                     make any public or private disclosure of any consideration, intention, plan or arrangement to do or take any of the foregoing actions; or

(j)                                    take any action which might require Ballard to make public disclosure regarding any of the foregoing.

Section 4.5                                   Exceptions.

(1)                                 The provisions of Section 4.1 and Section 4.4 shall not prohibit or restrict Weichai (and/or its Affiliate(s)) from:

(a)                                 exercising its rights under this Agreement;

(b)                                 exercising its right to vote the Voting Shares it holds in the manner it deems appropriate or to tender, exchange, deal with or in any other way participate as a shareholder in any transaction involving Ballard;

(c)                                  tendering its Voting Shares under a take-over bid for such class of Voting Shares, provided such take-over bid was not commenced in violation of the restrictions in Section 4.4(b);

(d)                                 proposing or commencing a take-over bid on a class of Voting Shares or another change of control transaction of Ballard or take any of the actions set out in Section 4.4 above if Ballard commences proceedings under the Bankruptcy and Insolvency Act or Companies Creditors Arrangement Act or any other similar legislation;

(e)                                  selling or transferring its Voting Shares to any of its wholly-owned subsidiaries, or by any wholly-owned subsidiary of Weichai to Weichai or to another wholly-owned subsidiary of Weichai, so long as Weichai causes such wholly-owned subsidiary to whom such Voting Shares are transferred to expressly agree in writing to be bound by the terms of this Agreement;

(f)                                   disposing of its Voting Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving Ballard;

(g)                                  subject to compliance with applicable Securities Laws, acquiring Voting Shares on the market as not otherwise prohibited or restricted by this Agreement; or

(h)                                 granting a security interest over its Voting Shares in favour of (i) a bank or other financial institution that provides financing to Weichai or an Affiliate thereof, or (ii) a security trustee, facility agent or security agent on behalf of a bank or other financial institution that provides financing to Weichai or an Affiliate thereof, in each case as security for the indebtedness of Weichai or any of its Affiliates, pursuant to which actions to enforce any such security interest granted in connection with any such indebtedness may be taken by any secured parties following a default by Weichai (or any of its Affiliates, as applicable) or any event triggering enforcement under such indebtedness in accordance with its terms.

Section 4.6                                   Notice of Proposed Dispositions.

No less than five (5) Business Days before selling any Voting Shares or Convertible Securities representing more than 1% of Ballard’s then outstanding Voting Shares (after giving effect to the conversion of any such Convertible Securities proposed to be sold by Weichai), Weichai will provide Ballard with Notice of such proposed sale in order to provide Ballard an opportunity to introduce Weichai to potential purchasers of such securities (each a “Potential Purchaser”).  Ballard will make any such introductions within three (3) Business Days of receiving such Notice from Weichai.  Weichai will consider any proposal to acquire such securities received from any Potential Purchaser promptly following such introduction, but will be under no obligation to sell any Voting Shares or Convertible Securities to any Potential Purchaser.   Ballard shall receive no fees or other compensation for introducing any Potential Purchaser to Weichai. Notwithstanding the foregoing, this Section 4.6 shall not apply to any sale or transaction effected pursuant to Section 4.5(1)(c), Section 4.5(1)(d) or Section 4.5(1)(f).

ARTICLE 5
CERTAIN AGREEMENTS

Section 5.1                                   Reports

Ballard will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. Ballard will to deliver to Weichai such information as reasonably requested by Weichai, and approved by the Board of Ballard, to comply with applicable Law, generally applicable accounting principles, the rules or regulations of any securities exchange, or Weichai’s internal management policies and rules.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF BALLARD

Ballard represents and warrants to Weichai as of the date of this Agreement as follows:

Section 6.1                                   Corporate Status.

Ballard is duly incorporated and validly existing under the laws of its governing jurisdiction and (a) has all requisite corporate power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not materially impair Ballard’s ability to perform its obligations under this Agreement and other documents referred to in this Agreement to which Ballard is a party, or consummate the transactions contemplated hereby.

Section 6.2                                   Authorization.

Ballard has all the requisite corporate power and authority to enter into, and to perform its obligations under, this Agreement.  The execution and delivery of this Agreement by Ballard and the consummation by Ballard of the transactions contemplated hereby have been duly and validly authorized by the Board and no other corporate proceedings of Ballard, including approval of the shareholders of Ballard, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Ballard, and (assuming due authorization, execution and delivery by Weichai) this Agreement constitutes a valid and binding obligation of Ballard, enforceable against Ballard in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.3                                   No Conflict.

The execution, delivery and performance of this Agreement by Ballard and the consummation by Ballard of the transactions contemplated hereby will not (a) violate any applicable law to which any of Ballard or its Affiliates are subject, (b) materially conflict with, result in a material violation or material breach of, or constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any material contract to which Ballard or its subsidiaries is a party or by which Ballard or its subsidiaries is bound or to which the assets of Ballard or its subsidiaries are subject, or (c) violate the constitutional documents of any of Ballard or its subsidiaries, other than, in the case of clauses (b) and (c) above, any such violations, defaults, conflicts, breaches, accelerations or rights that would not impair Ballard’s ability to perform its obligations under this Agreement and other documents referred to in this Agreement to which Ballard is a party, or consummate the transactions contemplated hereby.

Section 6.4                                   Disclaimer of Warranties.

Notwithstanding any provision of this Agreement to the contrary, Ballard makes no representations or warranties to Weichai or any other Person in connection with this Agreement, except as specifically set forth in this Article 6 and as set out in the Subscription Agreement.  All other representations and warranties, whether express or implied, are disclaimed by Ballard.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF WEICHAI

Weichai represents and warrants to Ballard as of the date of this Agreement as follows:

Section 7.1                                   Corporate Status.

Weichai is duly incorporated and validly existing under the laws of its governing jurisdiction and (a) has all requisite corporate power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not materially impair Weichai’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 7.2                                   Authorization.

Weichai has all the requisite corporate power and authority to enter into, and to perform its obligations under, this Agreement.  The execution and delivery of this Agreement by Weichai and the consummation by Weichai of the transactions contemplated hereby have been duly and validly authorized by the appropriate corporate proceeding of Weichai and no other corporate proceedings of Weichai, including approval of the shareholders of Weichai, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Weichai, and (assuming due authorization, execution and delivery by Ballard) this Agreement constitutes a valid and binding obligation of Weichai, enforceable against Weichai in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 7.3                                   No Conflict.

The execution, delivery and performance of this Agreement by Weichai and the consummation by Weichai of the transactions contemplated hereby will not (a) violate any applicable law to which any of Weichai or its Affiliates are subject, (b) materially conflict with, result in a material violation or material breach of, or constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any contract to which Weichai or its Affiliates is a party or by which Weichai or its Affiliates is bound or to which the assets of Weichai or its Affiliates are subject, or (c) violate the constitutional documents of any of Weichai or its Affiliates, other than, in the case of clauses (b) and (c) above, any such violations, defaults, conflicts, breaches, accelerations or rights that would not materially impair Weichai’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 7.4                                   Disclaimer of Warranties.

Notwithstanding any provision of this Agreement to the contrary, Weichai makes no representations or warranties to Ballard or any other Person in connection with this

Agreement, except as specifically set forth in this Article 7.  All other representations and warranties, whether express or implied, are disclaimed by Weichai.

ARTICLE 8
MISCELLANEOUS

Section 8.1                                   Interpretation.

(1)                                 Any reference in this Agreement to gender includes all genders.  Words importing the singular number include the plural and vice versa. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect this Agreement’s interpretation. In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(2)                                 All references in this Agreement and the Schedules to dollars, “$”or “US$” are to the currency of United States of America, unless otherwise specifically indicated.

Section 8.2                                   Notices.

(1)                                 Any Notice must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:

[contact information redacted]

(2)                                 A Notice is deemed to be given and received (i) if sent by mail, on the fifth (5th) Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.  A party may change its address for service from time to time by providing a Notice in accordance with the foregoing.  Any subsequent Notice must be sent to the party at its changed address.  Any element of a party’s address that is not specifically changed in a Notice will be assumed not to be changed.  Sending a copy of a Notice to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that party.  The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a party.  The party sending any Notice has the burden of proving delivery and receipt of any such Notice.

Section 8.3                                   Expenses.

Except as otherwise contemplated in this Agreement, each party will bear its own costs and expenses (including legal and accounting fees and travel expenses) incurred in connection with the preparation, execution, delivery and performance of this Agreement.

Section 8.4                                   Further Assurances.

Each of the parties further covenants and agrees that it will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this Agreement and every part hereof.

Section 8.5                                   Announcements.

(1)                                 Ballard and Weichai will issue a press release with respect to this Agreement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Ballard and Weichai in advance, acting reasonably and without delay.

(2)                                 Ballard will be required pursuant to applicable Canadian Securities Laws to file this Agreement and a material change report respecting the transactions contemplated by this Agreement (a draft of which material change report to be provided to Weichai for its comments and confirmation (which shall not be unreasonably withhold, rejected or delayed) at least five (5) Business Day before filing) on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and Ballard will be required pursuant to U.S. Securities Laws to file such documents on one or more Form 6-Ks with the SEC.

Section 8.6                                   Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both parties.

Section 8.7                                   Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar).  No waiver will be binding unless executed in writing by the party to be bound by the waiver.  A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right.  A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

Section 8.8                                   Entire Agreement.

This Agreement together with the Subscription Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by it and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.  The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9                                   Successors and Assigns.

This Agreement becomes effective only when executed by Ballard and Weichai. After that time, it will be binding upon and ensure to the benefit of Ballard, Weichai and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any party without the prior written consent of the other party, provided that Weichai may assign its rights and obligations hereunder to any Affiliate concurrently with transfer of its shares of Ballard to such Affiliate pursuant to Section 4.1(1).

Section 8.10                            Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 8.11                            Time of Essence.

Time is of the essence in this Agreement.

Section 8.12                            Governing Law.

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  All disputes, controversies or differences which may arise between the parties out of or in relation to or in connection with this Agreement shall be finally settled by arbitration conducted with the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong and the arbitral tribunal shall be composed of three (3) arbitrators. Each party shall appoint one (1) arbitrator, and the said two (2) arbitrators shall appoint a third arbitrator. The arbitration shall be conducted in English.

Section 8.13                            Execution By Electronic Means and Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by electronic means) and all such counterparts taken together will be deemed to constitute one and the same document.  If Weichai does not deliver a complete copy of this Agreement to Ballard, Ballard shall be entitled to assume that Weichai accepts and agrees with all of the terms and conditions of this Agreement on the pages not delivered at Closing Date unaltered.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED	BALLARD POWER SYSTEMS INC.

By:	By:
Its:	Its:

By:
Its:

Signature Page

Exhibit D

Our Ref.: CA/0166/18

Weichai Power Hong Kong International Development Co., Limited

濰柴動力(香港)國際發展有限公司

Flat 07-08, 34/F.,

Gloucester Tower,

The Landmark,

15 Queen’s Road Central,

Hong Kong

Attn: Ms. Hu Yun Yun

Copy to:

潍柴动力股份有限公司

(Weichai Power Co., Ltd.)

中国山东省潍坊市高新技术产业开发区福寿东街197号甲

Attention:  李霞 (财务管理部 部长)

28 September 2018

Dear Sir/Madam

Banking Facilities

We are pleased to inform you that Australia and New Zealand Banking Group Limited, acting through its Hong Kong Branch (“ANZ”) is willing to make available to you the facility set out in Schedule 1 (separately or collectively, the “Facility”) subject to the terms set out in this agreement (this “Facility Agreement”), the standard terms and the applicable country terms (the “Country Terms”) relating to the Facility Agreement (the “Standard Terms”), each as appended to this Facility Agreement. The documents specified above shall together be referred to as the “Facility Document”.  The Facility Document and the Credit Support Documents shall together be referred to as the “Finance Documents”.  Terms defined in the Facility Document shall, unless contrary intention appears, have the same meaning in this Facility Agreement.

1.                                      THE OBLIGORS

Borrower:	Weichai Power Hong Kong International Development Co., Limited濰柴動力(香港)國際發展有限公司 , a company incorporated under the laws of Hong Kong with company number 1251879 (the “Borrower”)

Guarantor:

潍柴动力股份有限公司(Weichai Power Co., Ltd.), a company incorporated in the People’s Republic of China (“PRC”) with uniform social credit code: 913700007456765902, and registered in Hong Kong as Non-Hong Kong Company under Part 16 of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) with company number F0013032 and having a principal place of business at Hong Kong(the “Guarantor”)

each, together with each other provider of security or credit support to ANZ pursuant to a Credit Support Document, an “Obligor” and collectively the “Obligors”.

Weichai Power Hong Kong International Development Co., Limited

濰柴動力(香港)國際發展有限公司

Ref. No.: CA/0166/18

22/F, Three Exchange Square, 8 Connaught Place, Central, Hong Kong

Phone +852 3918 2000 | Fax +852 3918 7001 | anz.com/hongkong

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

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2.                                      THE FACILITY

(a)                                 Type of Facility: The type of Facility being offered is set out in Schedule 1. Each drawing under a Facility shall be referred to as a “Drawing”.

(b)                                 Limit: At no time shall the aggregate Drawings exceed USD108,000,000 (the “Total Limit”).

(c)                                  Availability Period: The Facility is made available to you, subject to the other terms of the Facility Document, from and including the Acceptance Date to and including 2 months from the Acceptance Date (the “Availability Period”). Any commitment to make available Drawings up to the Total Limit shall be immediately cancelled at the end of the Availability Period.

(d)                                 Purpose: The Facility is made available to you for your general working capital and/or any other specific purpose as referred to in Schedule 1. ANZ is not bound to monitor or verify that the Facility is used for the purposes agreed between ANZ and the Borrower.

(e)                                  Fees: You must pay ANZ all fees, commission, charges and interest rates applicable to the Facility as specified in Schedule 1. Unless otherwise agreed in writing, please refer to the current ANZ’s prevailing rate or such rate as reasonably determined, and advised by ANZ from time to time, for details of all fees, commission, charges and interest rates which shall also be applicable to the Facility.

3.                                      AVAILABILITY OF FACILITY

(a)                                 The availability of the first Drawing under the Facility is subject to receipt by ANZ of all the documents and evidence listed in Part 1 of Schedule 2, each in form and substance satisfactory to ANZ.

(b)                                 The availability of each Drawing under the Facility is further subject to:

(i)                                     no Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under any Finance Document or any combination of any of the foregoing) be an Event of Default is continuing or would result from the requested Drawing; and

(ii)                                  each of the representations and warranties made by the Obligors set out in each of the Finance Documents to which that Obligor is party being true in all material respects.

(c)                                  All Drawings under the Facility shall be made on a Business Day in the Base Currency as requested by the relevant Borrower in an original drawdown request in the form agreed with ANZ. Each drawdown request must be duly completed and delivered to ANZ not later than 2 Business Days, before the proposed drawdown date (or such other period as agreed between ANZ and the Borrower). Such drawdown request shall be irrevocable and binding on the Borrower.

(d)                                 Final Maturity Date: Without prejudice to ANZ’s right under clause 6(b), the Facility shall be repaid in full on [commercially sensitive information redacted] (the “Final Maturity Date”).

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4.                                      SECURITY AND/OR CREDIT SUPPORT

(a)                                 Credit Support Document: The Facility and all amounts owing to ANZ are to be secured by: (i) a guarantee from the Guarantor in ANZ’s standard form (the “Corporate Guarantee”); and (ii) any other security or credit support that may be provided to ANZ from time to time .

(b)                                 Other Support Document: The Facility and all amounts owing to ANZ are further supported by a letter of comfort from the Guarantor, in form and substance acceptable to ANZ.

5.                                      PREPAYMENT AND CANCELLATION

If (a) a change in Control of any Obligor occurs; or (b) it is or will become unlawful in any applicable jurisdiction for ANZ to perform any of its obligations as contemplated by the Finance Documents or to fund or maintain its funding of any Drawing, (i) the Borrower shall promptly notify ANZ upon becoming aware of that event; (ii) ANZ shall not be obliged to fund any Drawing; (iii) ANZ may by notification to the Borrower cancel any or all of the amounts or commitment under any Facility and/or declare all amounts outstanding under any Facility (including accrued interest and other amounts accrued under the Finance Documents) immediately due and payable, whereupon such amounts will be cancelled and all such outstanding amounts will become immediately due and payable; and (iv) call for immediate cash cover in respect of any contingent liabilities assumed by ANZ pursuant to any Facility at which time it will immediately become due and payable on demand by ANZ.

6.                                      EVENTS OF DEFAULT

(a)                                 An Event of Default shall refer to any event or circumstances specified as such in Schedule 4 (each being an “Event of Default”).

(b)                                 Following the occurrence of any Event of Default and while such Event of Default is continuing ANZ may, by notice to any Borrower, do any one or more of the following:

(i)                                      terminate, cancel (in whole or in part), amend any Facility (including but not limited to reducing or suspending, in whole or in part, that Facility or any limit in relation to that Facility, changing the conditions such as in relation to pricing, maturity dates, review date, financial covenants, undertakings, any security requirements, Events of Default or Review Event (as defined below)) and/or the provisions of the Facility Document;

(ii)                                   declare all or any part of any Drawing, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents to be immediately due and payable, whereupon they shall become immediately due and payable;

(iii)                                declare all or any part of any Drawing to be payable on demand, whereupon they shall immediately become payable on demand by ANZ;

(iv)                               call for immediate cash cover in respect of any contingent liabilities assumed by ANZ pursuant to any Facility at which time it will immediately become due and payable on demand by ANZ; and/or

(v)                                  exercise any of its rights, remedies and powers under any Credit Support Document.

(c)                                  An Event of Default is “continuing” if it has not been remedied or waived.

7.                                      MISCELLANEOUS

(a)                                 The Standard Terms (including each schedule thereto) shall apply to and are incorporated into this Facility Agreement by reference as if set out in full, as supplemented, modified and varied by the provisions set out in Schedule 3.

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(b)                                 Unless specified otherwise, if there are any inconsistencies between the terms of the (a) the Country Terms; (b) this Facility Agreement; and (c) the Standard Terms (other than the Country Terms), the order of priority shall be (a) taking the most precedence and (c) the least.

(c)                                  This Facility Document shall be governed by and construed in accordance with the laws of Hong Kong and the parties irrevocably agree to submit to the exclusive jurisdiction of the courts of Hong Kong.

8.                                      REVIEW EVENT

If the [commercially sensitive information redacted] (the “2016 Facility Agreement”) is fully prepaid (i) voluntarily by the Borrower pursuant to Clause.7.4 of the 2016 Facility Agreement or (i) mandatorily as a result of Change of Control (as defined under the 2016 Facility Agreement) pursuant to Clause. 7.2 of the 2016 Facility Agreement (each a “Review Event”), ANZ may give the Borrower a notice setting out the new conditions on which ANZ is prepared to continue the Facility.  If the Borrower does not accept the new conditions on which ANZ is prepared to continue the Facility within 10 Business Days of the date of that notice, ANZ may cancel the Facility and all amounts actually or contingently owing under the Facility shall become payable on demand by ANZ.

If you agree to the above, please acknowledge your agreement to be bound by and acceptance of the terms of the Facility Document by signing and returning this Facility Agreement indicating your acceptance of the terms and conditions of the Facility Document before the expiry date falling 60 days from the date of this Facility Agreement or such other day as agreed by ANZ in writing.

Yours faithfully

Kwok Ming Lo	Henrietta Chung
Head of Processing, Transaction Management	Trade Relationship Manager,
And Client Service	Trade and Supply Chain Operations

For and on behalf of

Australia and New Zealand Banking Group Limited, acting through its Hong Kong Branch

Address:	22/F Three Exchange Square, 8 Connaught Place, Central, Hong Kong
Tel:	+852 3918 2134
Email:	Cecilia.Yan@anz.com
Attention:	Ms. Cecilia Yan

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Borrower

We agree to the terms and conditions of the Facility Document and acknowledge that we have received the Standard Terms and Country Terms and are bound by the terms and conditions thereof.

Name:Wu Hongwei
Title:Director
Date:24 Oct 2018

For and on behalf of

Weichai Power Hong Kong International Development Co., Limited

濰柴動力(香港)國際發展有限公司

Address:	Flat 07-08, 34/F., Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Tel:	+852 2295 3686
Fax:	+852 2556 9848
Email:	huyy@weichai.com.hk
Attn:	Ms. Hu Yun Yun

Guarantor

We acknowledge that we have read and agree to the terms and conditions of the Facility Document and acknowledge that we have received the Standard Terms and Country Terms and are bound by the terms and conditions thereof.

Name: Li Xia
Title:Head of Finance
Date:24 Oct 2018

For and on behalf of

Weichai Power Co., Ltd. 潍柴动力股份有限公司

Address:	中国山东省潍坊市高新技术产业开发区福寿东街197号甲
Tel:	+86 536 8197133
Fax:	+86 536 2298634
Email:	lix@weichai.com
Attn:	李霞 (财务管理部 部长)

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SCHEDULE 1

The Facility

1.              TERM LOAN FACILITY

Purpose	For the Borrower’s share investment financing to acquire 19.9% stakes in Canadian Ballard Power System (the “Ballard Investment”).

Facility Limit and Base Currency	USD108,000,000

Tenor	12 months from the date of the first Drawing.

Interest period and Payment of Interest	Accrued interest is payable in respect of each Drawing on the date falling at the end of 1/2/3/6 month(s) (as selected in the drawdown request or selection notice (as applicable)).

Interest rate

[commercially sensitive information redacted]; to be reduced to [commercially sensitive information redacted] immediately following the fulfilment of all the conditions subsequent under Part 2 of Schedule 2 of this Facility Agreement in accordance with the terms hereof.

Drawing:	Multiple Drawings are allowed.

Repayment:	Without prejudice to ANZ’s rights set out in Clause 6(b), this Facility shall be repaid in full on Final Maturity Date.

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SCHEDULE 2

PART 1

CONDITIONS PRECEDENT

1.                                      Finance Document: Each Facility Document duly executed by all parties.

2.                                      Other Support Document: Each Other Support Document duly registered/perfected as appropriate under the relevant applicable laws.

3.                                      Constitutional Documents: A copy of the constitutional documents of each Obligor including without limitation:

(a)                                 in the case of each Obligor incorporated in Hong Kong:

(i)                                     its certificate of incorporation (and each certificate of change of name (if any)); and

(ii)                                  its current memorandum and articles of association;

(b)                                 in the case of each Obligor incorporated in the PRC, a certified true copy of the up-to-date constitutional documents of such Obligor, including all necessary approvals, certificates and licenses from government authorities or otherwise for the Facility contemplated under this Facility Agreement including:

(i)                                     its current articles of association (including any amendment and supplement thereto);

(ii)                                  its current and effective business license; and

(iii)          any other requisite approval/license/filing/permits required for specific industry/business it is currently conducting.

4.                                      Officer’s Certificate: A certificate of an/ a officer/director of the Borrower:

(a)                                 attaching true, complete and up-to-date copies of the corporate and constitutional documents relating to it; and

(b)                                 confirming that borrowing or guaranteeing the Facility would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded; and

(c)                                  certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of acceptance of this Facility Agreement.

5.                                      Authorisation: Certified true copy / extracts of board resolutions of each Obligor (and shareholders’ general meeting minutes / shareholders’ resolutions where appropriate) approving the terms of, and the transactions contemplated by, the Finance Documents together with the specimen signature of each person authorised under such resolutions.

6.                                      ODI Filling/Approval/Certificates: Copies of the Overseas Direct Investment (ODI) documents in respect of the setup of the Borrower and Ballard Investment, including the filling with the National Development and Reform Commission or its local counterparts and the approval by the Ministry of Commerce or its local counterparts and the ODI foreign exchange registration with the local office of the State Administration of Foreign Exchange (“SAFE”) or a PRC bank (as the case may be) in the PRC.

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7.                                      Accounts: The latest audited accounts of each Obligor.

8.                                      know your customer: Completion of all “know-your-customer” (or similar requirements) checks in form and substance satisfactory to ANZ including but not limited to account opening documentation and certified copies of identity cards or passports of the authorised signatories of each Obligor.

9.                                      Others: Any other authorisation, evidence or documents as may be required by ANZ.

PART 2

CONDITIONS SUBSEQUENT

1.                                      Credit Support Document: Each Credit Support Document duly executed by the relevant parties.  (the “Conditions Subsequent 1”)

2.                                      Legal opinion: On authority and capacity of the Guarantor in connection with the Finance Documents in form and substance satisfactory to ANZ. (the “Conditions Subsequent 2”)

3.                                      Credit Support Documents Registration: Evidence that the Nei Bao Wai Dai (内保外贷) under the relevant Credit Support Document has been registered with the local office of SAFE in the PRC in accordance with PRC law. (the “Conditions Subsequent 3”)

4.                                      SAFE Legal Opinion: A legal opinion in relation to the PRC law in connection with the due SAFE registration of the Nei Bao Wai Dai (内保外贷) under the Credit Support Document, in form and substance satisfactory to ANZ. (the “Conditions Subsequent 4”)

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SCHEDULE 3

ADDITIONAL REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

PART 1

REPRESENTATIONS AND WARRANTIES

N/A

UNDERTAKINGS

Each Obligor undertakes to ANZ during the Facility Period that:

1.                                      Accounts: The Borrower shall provide to ANZ its unconsolidated audited financial statements within 180 days of the end of its financial year and its unconsolidated unaudited financial statements within 90 days of the end of its financial half year, and any other financial information at such time as ANZ may reasonably request;

2.                                      Disposals: it shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset unless it is: (i) made in the ordinary course of business of the disposing entity; (ii) on arm’s length terms of assets in exchange for other assets comparable or superior as to type, value and quality; (iii) of worn out or obsolete assets on arm’s length terms; (iv) to another Obligor; or (v) for an amount not exceeding EUR50,000,000(or its equivalent);

3.                                      No reorganisation: it shall not, without the written consent from ANZ, conduct any material investment activities, significantly increase financial indebtedness, nor enter into any amalgamation, merger, division, share transfer or any other similar arrangements;

4.                                      Mergers: it shall maintain its corporate existence and not enter into any amalgamation, demerger, merger or corporate reconstruction;

5.                                      No change in business: it shall not make any substantial change to the general nature of its business from that carried on at the Acceptance Date;

6.                                      Acquisitions: it shall not acquire any assets as a going concern, shares or business or make any other investment (including any investment in any joint-venture, partnership or company which is not an Obligor) for an amount exceeding [commercially sensitive information redacted] (or its equivalent);

7.                                      Insurance: Each Obligor shall maintain insurances in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent usual for companies carrying on similar business;

8.                                      Ownership:

(i)                                    The Guarantor shall at all times own directly 100 per cent. of the voting capital or similar right of ownership of the Borrower and any changes to the ownership in the Borrower shall be notified in writing to ANZ; and

(ii)                                 The Borrower shall procure that the government of Shangdong province (山东省人民政府), PRC (directly or indirectly through Shangdong Provincial State-owned Assets and Administration Commission (山东省国有资产监督管理委员会) and Shandong Council for Social Security Fund (山东省社会保障基金理事会)) will at all times be the ultimate single largest beneficial shareholder of the Guarantor and have management control of the Guarantor, any changes to the ownership in the Guarantor shall be notified in writing to ANZ;

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9.                                      Credit Rating: The Guarantor shall at all times maintain international credit rating of BBB- or above by S&P or Fitch;

10.                               Listing Status: The Guarantor shall at all time maintain to be a listed company at the Shenzhen Stock Exchange (深圳证券交易所).

11.                               Waiver of Immunity: Each Obligor irrevocably waives any right to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Facility Document;

12.                               SAFE Registration: The Guarantor shall conduct registration of the Nei Bao Wai Dai (内保外贷) under the Credit Support Document with the local office of SAFE within 15 Business Days upon execution of the Credit Support Document. The Guarantor shall also renew said Credit Support Document and complete local SAFE registration of the relevant changed items under the renewed/modified Credit Support Document at least one month before the expiry date of the existing guarantee or local SAFE registration, whichever is earlier.

13.                               SAFE: The Borrower undertakes that it shall not transfer any Drawing directly or indirectly back into the PRC by way of securities investments or any other way prohibited by relevant laws and/or regulations;

14.                               Conditions Subsequent:

The Borrower shall ensure that the documents and evidence set out in Part 2 of Schedule 2 of this Facility Agreement are delivered to ANZ in form and substance satisfactory to ANZ on or before the below timeframe:

(i) for Conditions Subsequent 1 and Conditions Subsequent 2, 4 months from the Acceptance Date or 31 January 2019, whichever is earlier; and

(i) for Conditions Subsequent 3 and Conditions Subsequent 4, 45 calender days from date of execution of the Corporate Guarantee or 15 March 2019, whichever is earlier,

unless extended by ANZ in its absolute discretion;

15.                               Compliance with laws and regulations: The Borrower undertakes that the Drawing will not be used for any purpose or in any way that may constitute a breach of any laws or regulations applicable to it;

16.                               Right of First Refusal: The Borrower hereby grants to ANZ a right of first refusal to refinance the Facility and/or to enter into (either through itself or its Affiliates) any forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value to be entered into by the Borrower or any of its Affiliates in respect of their respective liabilities under the Finance Documents, and shall not enter into any such transaction with any other party unless and until ANZ has failed within 10 Business Days after full disclosure of the relevant transaction has been provided to it to agree to enter into such transaction;

17.                               Go-to-market: No later than 3 months prior to the Final Maturity Date, the Borrower shall (if the Facility has not been refinanced in full by such date) take steps to arrange for the refinancing of Facility. The Borrower shall, by no later than 3 months prior to the Final Maturity Date, provide evidence in form and substance satisfactory to ANZ that the issuance of loan, bond, equity or other sources of repayments (including refinancing by ANZ) which, either singly or on an aggregate basis, will be sufficient to refinance the Facility in full has commenced and will be completed and funded before the Final Maturity Date;

18.                               Financial Covenants — Tangible Net Worth: The Borrower shall ensure that the Tangible Net Worth shall not at any time be less than [commercially sensitive information redacted];

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19.                               Financial Covenants — Total Debt / Tangible Net Worth: The Borrower shall ensure that the Total Debt to Tangible Net Worth ratio shall not at any time exceed 100%; and

20.                               Financial Covenants — Consolidated Total Liabilities / Consolidated Total Assets: The Borrower shall ensure that the Consolidated Total Liabilities to Consolidated Total Assets ratio shall not at any time exceed [commercially sensitive information redacted].

For the purpose of this Facility Agreement,

“Borrowings” means, at any time, the outstanding principal, capital or nominal amount and any fixed or minimum premium payable on prepayment or redemption of any indebtedness for or in respect of Financial Indebtedness (other than in respect of paragraph (ix) of that definition for which the marked to market value shall be used) and any amount raised by the issue of redeemable shares which are redeemable before the Final Maturity Date;

“Consolidated Total Assets” means at any time “Consolidaed Total Assets” in the consolidated balance sheet as reported in the most recent consolidated financial statements of the Guarantor delivered to ANZ under this Facility Agreement.

“Consolidated Total Liabilities” means at any time “Consolidated Total Liabilities” in the consolidated balance sheet as reported in the most recent consolidated financial statements of the Guarantor delivered to ANZ under this Facility Agreement

“Financial Indebtedness” means any indebtedness for or in respect of: (i) moneys borrowed; (ii) any amount raised under any acceptance credit, bill acceptance or bill endorsement facility; (iii) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; (iv) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP/IFRS, be treated as a finance or capital lease; (v) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis); (vi) any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption; (vii) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; (viii) consideration for the acquisition of assets or services payable more than 90 days after acquisition; (ix) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value must be taken into account); (x) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank, financial institution or other entity; and (xi) (without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to above.

“Fitch” means Fitch Ratings Limited or any successor to its ratings business.

“GAAP” means generally accepted accounting principles, standards and practices in Hong Kong.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“S&P”  means S&P Global Ratings, a division of S&P Global Inc. or any successor to its ratings business.

“Tangible Net Worth” means at any time the aggregate of the amounts paid up or credited as paid up on the issued ordinary share capital of the Guarantor and the amount standing to the credit of the reserves of the Guarantor, including any amount credited to the share premium account,

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but deducting:

(a)                                  any debit balance on the profit and loss account of the Guarantor;

(b)                                  (to the extent included) any amount shown in respect of goodwill or other intangible assets of the Guarantor;

(c)                                   (to the extent included) any provision for deferred taxation;

(d)                                   (to the extent included) any amounts arising from an upward revaluation of assets made at any time after December 2017; and

(e)                                    any amount in respect of any dividend or distribution declared, recommended or made by the Guarantor and to the extent such distribution is not provided for in the most recent financial statements, and so that no amount shall be included or excluded more than once.

“Total Debt” means at any time the aggregate amount of all obligations of the Guarantor for or in respect of Borrowings and so that no amount shall be included or excluded more than once.

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PART 2

Amendments to the Standard Terms

The Standard Terms shall be amended as follows:

1.                                       Paragraph (b) under Clause 9 “Undertakings” will be deleted in its entirety and replaced by the following:

“(b) it shall not, and shall procure that none of its Subsidiaries shall, create or permit to subsist any encumbrance over any of its present or future revenues, undertaking or assets except for encumbrances (i) existing at the date of the Facility Agreement and approved in writing by ANZ; (ii) created by operation of law and in the ordinary course of trading that will not, in the reasonable opinion of ANZ, materially affect any Obligor’s ability to perform its obligations under the Finance Documents; (iii) granted to ANZ; (iv) created by Canadian Ballard Power System and its Subsidiaries ; or (v) created with the prior written consent of ANZ;”

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SCHEDULE 4

EVENTS OF DEFAULT

Each of the following is an Event of Default:

(a)                                 failure to pay: an Obligor fails to pay on time an amount that is due and payable by it under any Finance Document unless the non-payment is caused by technical or administrative error and payment is made in full within 2 Business Days of the due date;

(b)                                 financial covenants: an Obligor fails to comply with any financial covenant (if any) set out in Schedule 3;

(c)                                  failure to comply with obligations: an Obligor fails to comply with any obligation under any Finance Document and such failure, if capable of being remedied, is not remedied within 10 Business Days of the earlier of (i) that Obligor becoming aware of the failure to comply and (ii) ANZ giving notice to that Obligor;

(d)                                 statements false or misleading: a representation or statement made by an Obligor or on its behalf to ANZ or information given to ANZ (whenever it was made or given) under or in connection with the Finance Documents was false or misleading (whether by omission or otherwise) in any material respect when it was made or given;

(e)                                  conditions subsequent:  an Obligor fails to comply with any of the conditions subsequent as stipulated in Part 2 of Schedule 2 of this Facility Agreement within the required timeframe as set out under paragraph 14 of Part 1 (Undertakings) of Schedule 3 of this Faciliy Agreement;

(f)                                   cross-default: any of the following occurs in respect of any member of the Restricted Group: (i) any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period); (ii) any of its Financial Indebtedness is declared to be or otherwise becomes due and payable before its specified maturity as a result of an event of default (however described); (iii) any commitment for any of its Financial Indebtedness is cancelled or suspended by any of its creditor, as a result of an event of default (however described); (iv) any of its creditors becomes entitled to declare any of its Financial Indebtedness due and payable before its specified maturity as a result of any event of default (however described); unless the aggregate amount of such Financial Indebtedness or commitment for Financial Indebtedness falling within any of the paragraph (i) to (iv) above is less than EUR50,000,000 (or its equivalent in any other currency or currencies); “Restricted Group” means, (a) the Borrower; (b) the Guarantor and (c) each Subsidiary of the Guarantor (other than KION Group AG and the Subsidiaries of KION Group AG) whose revenues or assets is or are equal to or greater than five per cent. of the consolidated revenues or consolidated total assets (as applicable) of the Guarantor as shown in the Guarantor’s most recent annual audited consolidated financial statements;

(g)                                  insolvency: (i) any Obligor (aa) is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, (bb) suspends making payments on any of its debts or (cc) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness; (ii) the value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities); (iii) a moratorium is declared in respect of any indebtedness of any Obligor; or (iv) a court or other authority enforcing any judgement or order against any Obligor for the payment of money or the recovery of any property;

(h)                                 insolvency proceedings: Any corporate action, legal proceedings or other procedure or step is taken in relation to: (i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor; (ii) a composition or arrangement with any creditor of any Obligor, or an assignment for the benefit of creditors generally of any Obligor or a class of such creditors; (iii) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of any Obligor or any of its assets; or (iv) enforcement of any security interest over any assets of any Obligor, or any analogous procedure or step is

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taken in any jurisdiction. This provision shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement;

(i)                                     enforcement: any expropriation, attachment or sequestration affects any asset of an Obligor or distress is levied or a judgment, order or encumbrance having an aggregate value of USD50,000,000 is enforced, or becomes enforceable, against an Obligor or any of its property;

(j)                                    inability to perform or repudiation: it is or becomes unlawful for an Obligor to perform any of its material obligations under any Finance Document or an Obligor repudiates or evidences an intention to repudiate any Finance Document;

(k)                                 ceasing business: an Obligor stops carrying on all or a material part of its business; or

(l)                                     Material Adverse Effect: any event occurs that has or might reasonably be expected to have a Material Adverse Effect.

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ANZ - Standard Terms

1. Definitions and Construction

(a) In these Standard Terms:

“Acceptance Date” means the latest date on which alt parties have accepted the Facility Document as evidenced by their signatures on it.

“Affiliate” means, in relation to any person, a Subsidiary of that person or any holding company of that person or any other Subsidiary of any such holding company and any joint venture, partnership or similar arrangement in which it holds a direct or indirect interest.

“AML/CTF Laws” means each of (a) any anti-money laundering or Counter-terrorism Financing laws regulations Including any laws or regulation imposing “know your customer” or other identification checks or procedures that apply to ANZ in any jurisdiction in connection with the Finance Documents; and (b) economic or trade sanctions laws or regulations applying to any Obligor.

“Authority” means (a) and local or foreign regulatory, administrative, government or government department or other body; (b) any governmental, quasi-governmental, semi-governmental, intergovernmental, law enforcement, supranational or judicial person; and (c) a person (whether autonomous or not) charged with the administration of law or supervisory body, authority, court or tribunal and includes any self-regulatory organization whether or not established under statute or any stock exchange.

“Control” means where a person (or a group of persons acting in concert) owns beneficially, directly of indirectly, more than 50% of another person’s issued voting share capital or a person (other than an authority) has the ability to direct or cause the direction of the management and policies of another person, whether through the ownership of share capital, voting power, by contract or otherwise.

“Cost of Funds” means the percentage rate per annum determined by ANZ as the cost of funding the relevant Facility from whatever source(s) it may reasonably select.

“Costs” means costs, charges, and expenses including those incurred in connection with advisers and any legal costs on a full indemnity basis.

“Facility Period” means the period during which any amount is outstanding under the Finance Documents or if any Facility subsists.

“Group” means the Borrower(s), the Guarantor(s) and third party security provider(s) (if any) and any of its/their Subsidiaries for the time being.

“Increased Costs” means (i) a reduction in the rate of return from the Facility or on ANZ’s (or its Affiliate’s) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by ANZ (or its Affiliate)); (ii) an additional or increased cost; or (iii) a reduction of any amount due and payable under the Finance Documents, in each case which is incurred or suffered by ANZ or any of its Affiliates in connection with the performance of its obligations under the Finance Documents.

“LIBOR” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen as of 11am two Business Days before the first day of that period (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters, or if there is no equivalent interest period the interpolated rate of the next shortest term and the next longest term closest to the relevant Interest Period, for value as of 11am two Business Days before the first day of that period. If the rate ls less than zero, LIBOR shall be deemed to be zero.

“Material Adverse Effect” means a material adverse effect, in ANZ’s reasonable opinion, on (i) the business, operation, property, condition (financial or otherwise) or prospects of any Obligor or the Group (taken as a whole); (ii) the ability of an Obligor to perform its obligations under the Finance Documents; or (iii) the validity or enforceability of the whole or any material part of any Finance Document or any material rights or remedies of ANZ under any Finance Document.

“Party” means a party to the Facility Agreement,

“Prime Rate” means the interest rate, however it is called published by ANZ from time to time as the minimum rate of interest for the relevant currency at which it will lend money. If that rate is less than zero,. PRIME RATE shall be deemed to be zero.

“Subsidiary” means, in relation to any company or corporation, a company or corporation:

(i) which is controlled, directly or indirectly, by the first mentioned company or corporation;

(ii) more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(iii) which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of Its board of directors or equivalent body.

(b) Terms defined in the Facility Agreement and Country Terms shall have the same meaning in these Standard Terms.

(c) Any determination made by ANZ shall be conclusive on all parties unless proved otherwise. ANZ must act reasonably in determining any matter or exercising any discretion or contractual right or power, under or in connection with this Facility Agreement.

(d) Unless a contrary indication appears a reference to:

(i) a “person” or “entity” includes any individual, firm, company, corporation, government, state or agency or a state or any association, trust, joint venture, consortium or partnership or other entity (whether or not having separate legal personality) or two or more of them and any reference to a particular person or entity (as so defined) includes its successors in title, permitted assigns and permitted transferees;

(ii) “regulation” includes any regulation, rule, official directive, request, statement, decision or guideline (whether or not having the force of law) as amended and replaced of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other Authority or organization;

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(iii) words and expressions importing the masculine gender include the feminine and neuter genders. Words and expressions in the singular include the plural and words and expressions in the plural include the singular;

(iv) “law” includes legislation (including regulations) as amended and replaced, statements or decisions of any Authority and principles of equity;

(v) any document refers to that document as amended, varied, supplemented, restated or replaced from time to time;

(vi) any “Obligor” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees; and

(vii) a provision of the Facility Agreement must not be construed to the disadvantage of a Party merely because that Party prepared the Facility Agreement or any part of it.

(e) Unless specified otherwise by ANZ, a Borrower providing “cash cover” for any contingent liabilities assumed by ANZ pursuant to any Facility means a Borrower paying ANZ a sum up to or equal to the relevant contingent liability (as determined by ANZ), which sum shall be held by ANZ in an account in ANZ’s name,

2. The Facility

Each Facility is made available in the currency specified in the Facility Agreement (the “Base Currency”). If requested by the Borrower(s), ANZ may in its sole and absolute discretion, make any individual Facility available in other freely available currency (each an “Alternative Currency”).

To account for any currency fluctuations, if at any time ANZ determines that the Base Currency amount of the Drawings exceeds any Total Unit or Sub Limit (the “Relevant Limit”), the Borrower must within 2 Business Days of a request from ANZ either (a) repay or provide cash cover (in form and substance satisfactory to ANZ) for so much of the outstanding Drawings as is necessary to ensure that after doing so, the Base Currency of the outstanding Drawings is less than or equal to the Relevant Limit; or (b) provide additional security acceptable to ANZ that ANZ may require.

ANZ has the right at any time to convert an amount or obligation under the Facility from one currency to another using ANZ’s standard procedures for currency conversion in effect at that time.

If, at any time, a Base Currency or an Alternative Currency ceases to exist as a lawful or official currency or, in ANZ’s opinion, is reasonably likely to cease to exist as a lawful or official currency, all references in the Finance Documents to, and all obligations under the Finance Documents In, the Base Currency or the Alternative Currency (as applicable) will be converted into the lawful or official currency of the jurisdiction of the facility office of ANZ.

lf a European Union member state withdraws from the Economic and Monetary Union but the Euro continues to exist as the lawful or official currency of other European Union member states, then any reference in a Finance Document to, and any obligation under a Finance Document in, the Euro shall continue to be denominated in the Euro (even if an Obligor is incorporated or performs any obligations in the withdrawing member state).

3. Interest

The Borrower(s) shall pay interest on each Drawing at a rate specified in the Facility Agreement for each Interest Period. Any Interest accruing under the Facility Document shall accrue from day to day and is calculated on the basis of actual number of days elapsed and a year of 360 or 365 days (depending on the relevant currency), as reasonably determined by ANZ.

The Interest periods (if applicable in respect of a Facility) is specified in the Facility Agreement (each an “Interest Period”) and shall be selected by the relevant Borrower in a drawdown request or selection notice (as applicable) and agreed to by ANZ. If a Borrower fails to select an Interest Period, the relevant Interest Period shall be one Month or such period as ANZ may determine. An Interest Period shall not extend beyond the maximum tenor of that Facility. Accrued Interest in respect of any Drawing shall be payable on the relevant date as set out in the Facility Agreement.

ANZ may consolidate outstanding Interest Periods in respect of different Drawings under the same Facility to ensure that these Drawings have the same repayment date.

In relation to any benchmark rate, if (i) no such rate is displayed or published in accordance with the applicable methodology for determining such rate as set out the relevant definitions for that rate or (ii) a market disruption event occurs or any market circumstances prevail such that ANZ determines that the Cost of Funds would be in excess of the rate displayed or if the methodology for determining the benchmark rate ceases to be commonly accepted industry practice, the applicable rate shall be that as reasonably specified by ANZ.

4. Repayment, Prepayment and Cancellation

Unless otherwise specified in the Facility Agreement, each Borrower must repay in full each Drawing (a) under a Revolving Credit Facility and each funded Drawing on the earlier of (i) the last day of the current Interest Period for that Drawing and (ii) the last day of the tenor of that Facility, (b) under a Term Loan Facility, on the last day of the tenor of that Facility: and (c) under an Overdraft Facility, on demand.

In the case of a Revolving Credit Facility and a Trade Finance Loan Facility (if applicable), the Borrower may request that a maturing Drawing be refinanced by a new Drawing under the same Facility provided that the maturing Drawing and the new Drawing shall be made by the same Borrower, in the same currency and the new Drawing shall be in an amount equal to or less than the maturing Drawing. Where the new Drawing is less than the maturing Drawing the Borrower shall, on the last day of the Interest Period for the maturing Drawing, repay the amount of the maturing Drawing not being refinanced by the new Drawing.

The Borrower may cancel or prepay the Facility (whether in whole or in part) in writing to ANZ at least 7 days prior to the intended date of cancellation or prepayment. Any notice of cancellation or prepayment shall be irrevocable and shall specify the date upon which the relevant cancellation or prepayment is to be made, and upon such date the Borrower must effect the prepayment and/or the amount under the relevant Facility shall be cancelled.

Any prepayment in respect of a Facility shall be made together with accrued interest on the amount prepaid and any applicable costs and expenses incurred or arising as a result of such prepayment (as determined and notified by ANZ). Subject to break funding costs and any prepayment fee agreed between the parties, such prepayment shall be without premium or penalty.

Any part of any Facility (other than a Term Loan Facility) which is prepaid or repaid may be reborrowed. No part of any Facility cancelled under the Facility Agreement may be subsequently reinstated.

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If a payment date is not a Business Day, the relevant payment obligation shall be due on the next occurring Business Day (unless this would cause the payment to be received in the next calendar month, in which case the relevant payment is due on the preceding Business Day).

Unless otherwise specified in the Facility Agreement, no Borrower may reborrow any part of a Term Loan Facility which is prepaid or repaid.

5. Authorisation to debit

(a) Each Borrower irrevocably authorises ANZ to debit from any of its accounts any amount due and payable to ANZ under any Finance Document, in accordance with clauses 5(b) to 5(e).

(b) ANZ may debit any fees, interest or scheduled principal repayments that are not paid when due from any of the Borrower’s accounts.

(c) ANZ may:

(i) pursuant to any agreement between an Obligor and ANZ; or

(ii) otherwise immediately following a demand or provision of a default notice,

debit from any of an Obligor’s accounts any amounts subject to that agreement, demand or notice.

(d) ANZ does not have to debit any Obligor account and may require the Obligor to pay the relevant amount to it.

(e) If ANZ debits en Obligor’s account ANZ will notify the Obligor that it has done this.

6. Default Interest

If any Obligor fails to pay any amount payable by it under a Finance Document on its due date, default interest at a rate per annum (as set out in the relevant Country Terms) above the applicable interest rate or fees for the relevant Facility shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment). The period for which an overdue amount remains unpaid may be divided into separate periods which ANZ may select (acting reasonably) and, if unpaid at the end of each such period, the relevant interest shall be capitalized (so as to become principal) and itself bear interest in accordance with this provision. Any default interest is immediately payable on demand.

7. Payments

All payments to be made under the Finance Documents shall be paid (a) in immediately available, freely transferable funds to such account(s) with such bank(s) and in the Base Currency or such other currency as agreed between ANZ and the Obligor(s); (b) exclusive of any tax (direct or indirect) or similar charges; (c) without any set-off or counter-claim and free and dear of any duties withholding or deduction (including, but not limited to, in respect of tax) except as required by law. If any deduction (including, but not limited to, in respect of tax) is required to be made, the amount of payment due shall be increased to an amount which, after making such deduction, leaves an amount equal to the payment which would have been due if no deduction had been required. The Obligor(s) shall provide ANZ with such evidence as ANZ may require (including certified copies of all relevant receipts) that such deduction or payment has been made to the relevant Authority.

Unless otherwise agreed between the Borrower(s) and ANZ, all interest, commission and fees payable are non-refundable and exclusive of any tax or similar charges.

ANZ will apply moneys received under a Finance Document against the payment obligation for which the payment was made unless: (a) ANZ is not able to determine the payment obligation for which the payment was received; or (b) (if applicable) an event of default (howsoever described) is subsisting; or (c) (if applicable) a review event (however described) under a Finance Document has Occurred: in which case ANZ may apply moneys received in any manner ANZ reasonably chooses.

8. Representations and Warranties

Each Obligor represents and warrants to ANZ on each day during the Facility Period that:

(a) it is duly incorporated, constituted, registered and validly existing under the laws of its jurisdiction of incorporation and its obligations under the Finance Documents are legal, valid, binding arid enforceable obligations;

(b) it has the power to enter into, perform and deliver, and has taken all necessary action (including but not limited to obtaining and effecting all authorisations, consents, approvals, or licenses required) to authorise its entry into, performance and delivery of the Finance Documents and the transactions contemplated by the Finance Documents and such entry, performance and delivery do not and will not materially conflict with (i) its constitutional documents; (ii) any agreement or instrument binding upon it or any of its assets; or (iii) any law or regulation applicable to it;

(c) no breach of the terms of any Finance Document has occurred and is continuing, no breach of the terms of any Finance Document is reasonably expected to result from the making of any Drawing and no event or circumstance is outstanding which has or might reasonably be expected to have a Material Adverse Effect;

(d) it has provided to ANZ with all information which may affect ANZ’s decision to enter into the transactions contemplated in the Finance Documents, and all information disclosed to ANZ (financial or otherwise) relating to it and all other relevant parties is true, complete and accurate in all material respects as at the date it was given and Is not misleading in any respect;

(e) neither it nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (including suit, attachment prior to judgment, execution or other enforcement); and

(f) to the best of its knowledge and belief, no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have been started or threatened against it.

9. Undertakings

Each Obligor undertakes during the Facility period that:

(a) it shall obtain and maintain in full force and effect any authorization, consent, approval, filing, registration or license required to enable it to perform its obligations under the Finance Documents and to ensure the legality , validity, enforceability or admissibility in evidence in its jurisdiction of incorporation or the Finance Documents;

(b) it shall not, and shall procure that none of its Subsidiaries shall, create or permit to subsist any encumbrance over any of its present or future revenues, undertaking or assets except for encumbrances (i) existing at the date of the Facility Agreement and approved in writing by ANZ; (ii) created by operation of law and in the ordinary course of trading that will not, in the reasonable opinion of ANZ, materially affect any Obligor’s ability to perform its obligations under the Finance Documents;

3

(iii) granted to ANZ; or (iv) created with the prior written consent of ANZ;

(c) its payment obligations under the Finance Documents shall at all times rank at least equally and ratably with all its other unsecured and unsubordinated indebtedness except for obligations mandatorily preferred by law;

(d) it shall comply (i) in all respects with all applicable laws in connection with the performance of its obligations under the Finance Documents, and (ii) with all laws to which it may be subject, if failure so to comply has of is reasonably likely to have a Material Adverse Effect;

(e) it shall promptly notify ANZ in writing of; (i) any representation or warranty given by it in connection with the Facility, which has or will become incorrect or misleading (including by omission) in any material respect; (ii) any potential or actual breach of terms by it under the Finance Documents and event or circumstance which constitutes a default under any other agreement binding upon it (and , in each case, the steps, if any, being taken to remedy it); (iii) any litigation, arbitration or administrative proceedings started or threatened against it which, if adversely determined, might reasonably be expected to have a Material Adverse Effect and/or (iv) any change, whether direct or indirect, in its shareholding or ownership that may affect the general nature of its business or the business of the Group, no later than 30 days prior to that change;

(f) it shall promptly execute all documents and do all things that ANZ may reasonably specify in connection with the Finance Documents including (without limitation) the perfection of security and/or the facilitation of any dealings by ANZ pursuant to powers given to it under the Finance Documents; and

(g) it shall provide ANZ with such forms, documentation and other information relating to its status as ANZ reasonably requests for the purposes of ANZ’s compliance with any law, regulation, or arrangement with any local or foreign regulatory, administrative, government, quasi-government, law enforcement or supervisory authority, court or tribunal or exchange of information regime.

10. Anti-Money Laundering and other Laws

Notwithstanding any other provision in the Finance Documents to the contrary, ANZ is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any AML/CTF Laws applicable to ANZ. Each Obligor shall comply all applicable AML/CTF Laws.

Each Obligor must provide to ANZ al information and documents that are within its possession, custody or control reasonably required by ANZ in order for ANZ to comply with any AML/CTF Laws applicable to ANZ.

Each Obligor agrees to exercise its rights and perform its obligations under the Finance Documents in accordance with all applicable AML/CTF Laws.

Each Obligor declares it is acting on its own behalf and not in a trustee capacity, unless otherwise disclosed to ANZ.

11. Increased Costs

Each Borrower shall on demand pay to ANZ the amount of any Increased Costs Incurred by ANZ or any of its Affiliates as a result of (a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or (b) compliance with any law or regulation made after the date of the Facility Agreement, such “law” and “regulation” shall include, without limitation, any law or regulation concerning taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits, special deposits or prudential limits.

12. Costs and Expenses

Each Borrower shall promptly on demand pay to ANZ the amount of all costs and expenses (legal, professional or otherwise) reasonably incurred by ANZ in connection with (a) the negotiation, preparation, printing and execution of the Finance Documents or any documents executed pursuant to any Facility; (b) responding to, evaluating, negotiating or complying with any request from any Obligor for any amendment, waiver or consent in connection with any Facility; (c) the enforcement or preservation of any of ANZ’s rights under the Finance Documents; and (d) an enquiry, notice or order by any Authority, court, tribunal or administrative body (including a subpoena or court order) involving any Obligor or any of its officers.

13. Indemnities

Each Obligor shall promptly on demand indemnify ANZ and make good any loss or liability (other than any loss or liability arising from ANZ’s own willful misconduct or gross negligence) arising directly from, and any reasonable Costs arising in connection with: (a) preparing, negotiating and executing each Finance Document; (b) considering or giving any consents, waivers, amendments, discharges, discharges or releases under any Finance Document; (c) a Borrower falling to make a utilization on the date and in the currency requested by it; (d) a default or a representation, warranty or statement made, or taken to be made, by or on behalf of an Obligor in a Finance Document being incorrect or misleading (including by omission) when made or taken to be made; (e) exercising, enforcing or preserving rights, powers or remedies in connection with an Finance Document; (f) doing anything in connection with a subpoena, notice, order or enquiry by any Authority involving an Obligor, its business or assets, a Finance Document, or anything in connection with them; (g) stamp duty, registration and other similar taxes or fees paid or payable in connection with a Finance Document, or a payment or receipt of any other transaction contemplated by a Finance Document, including any fines or penalties in connection with these amounts(except that an Obligor does not need to indemnify ANZ for a fine or penalty to the extent that it has given ANZ all necessary documents and sufficient cleared funds in sufficient time to enable ANZ to pay those amounts by their due date); (h) ANZ reasonably relying on an electronic communication or any communication given in accordance with clause 25 that it reasonably believes to have been sent by an Obligor; (i) any payment (including payment of interest) or prepayment being made other than as expressly permitted in any Finance Document or a payment being received in a currency other than the currency of the relevant Facility or the currency in which it is required to be paid under a Finance Document; (j) any loss incurred in liquidating, obtaining or reestablishing any swap, hedge or related trading positions or closing out of any foreign exchange or interest rate contract (whether with a sub division or Affiliate of ANX or a third party) as a result of any prepayment of any loan or advance prior to its stated maturity (whether such prepayment is on demand by ANZ or otherwise); (k) any shortfall arising from converting any payment to ANZ on the date of such payment to the extent that the converted amount falls short of the amount unpaid under the Facility; (l) all claims made against ANZ in connection with ANZ; (i) performing its obligations under; or (ii) exercising, enforcing, or preserving rights, powers or remedies in connection with, a Finance Document or transactions contemplated by it (or, in each case, not doing any of those things); and (m) an Obligor’s failure to made any required withholding, deduction or payment to any Authority.

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14. Third party or Market Failure

ANZ shall not be responsible for any loss (including loss of profit), liability or cost which any Obligor may incur in connection with; (a) any error, delay, breakdown or failure of any equipment, communication facilities, computer hardware or software or any other event or matter whatsoever that is beyond ANZ’s reasonable control; or (b) any action, omission or other thing by or on account of any third party (including any governmental, regulatory, fiscal or other Authority or agency).

15. Disclosure of Information

Each Obligor agrees that ANZ or any of the ANZ Group Members (as defined below) may disclose any information relating to it, any Finance Document or any transactions under or related to any Finance Document as it may consider appropriate to (a) its head office, branches, subsidiaries, associated or Affiliated entities (“ANZ Group Members”); (b) any person (including without limitation any law enforcement entity, prudential supervisory body, regulatory agency, court or tribunal) to whom information is required to be disclosed by (1) any applicable law or regulation or (2) any direction, request or requirement (whether or not having the force of law) of any competent government or other Authority in any country; (c) its auditors or any professional advisors of ANZ or any ANZ Group Members who are under a duty of confidentiality to keep such information confidential; (d) any agents or third party service providers of ANZ or any ANZ Group Member who are under a duty of confidentiality to keep such information confidential; (e) any third party provider of security or other credit support (if any); (f) any credit reference agency, rating agency, insurer or insurance broker, or (g) any person to whom ANZ may enter into any transfer, assignment, participation or other agreement in connection with the Facility .

16. Set-off

ANZ may, without prior notice, set off any present and/or future obligations and liabilities (whether actual or contingent) of any Obligor to ANZ under the Finance Documents against any obligation owed by ANZ to such Borrower, whether such obligation is matured or not matured and whether actual or contingent, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, ANZ may convert either obligation into another currency using ANZ’s standard procedures for currency conversion in effect at that time.

The relevant Borrower shall be liable for any shortfall if the converted currency is less than the outstanding liability. If any obligations and liabilities owed by a Borrower to ANZ are unliquidated or unascertained, ANZ may set off an amount estimated by in good faith to be the amount of that obligation.

ANZ may, at any time and without notice, retain such sum at it thinks fit in any account which a Borrower maintains with ANZ pending settlement of any amount payable or contingently payable by that Borrower to ANZ.

17. Joint and Several Obligations

If there is more than one Borrower: (a) all obligations of the Borrowers under the Finance Documents are joint and several; (b) each Borrower is liable for all obligations of any other Borrower outstanding under the Finance Documents regardless of any limitation imposed upon that Borrower in utillsing a Facility; (c) no Borrower may be indemnified by any other Borrower or receive any payment or collateral from any other Borrower in respect of their respective obligations under the Finance Documents; (d) no Borrower may claim any contribution from any other Borrower for any payment made under the Finance Documents by reason of being jointly and severally liable for the obligations of that Borrower; (e) no Borrower may make or enforce any claim or right against any other Borrower or prove in competition with ANZ, whether in respect of any payment under the Finance Documents or otherwise; (f) no Borrower will claim, or have the benefit of, any set-off, counterclaim or proof against, or dividend, composition or payment by, any other Borrower or their estate; and (g) no Borrower will take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of ANZ in respect of any security taken pursuant to, or in connection with, the Finance Documents.

18. Certificates and Determinations

(a) Any certification or statement in writing by ANZ of a rate or amount under the Finance Documents is determinative of the matters to which it relates, unless provided otherwise.

(b) Each party must act reasonably in determining any matter or exercising any discretion or contractual right or power, under or in connection with any Finance Document.

19. Application of Moneys

If any sum paid or recovered pursuant to the Finance Documents is less than the amount due, ANZ may apply such sum to principal, interest, fees or any other amount due under the Finance Documents and in such proportion, order and manner as ANZ may determine and such order will override any appropriation made by an Obilgor.

20. Partial Invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceabillty of such provisions under the law of any other jurisdiction will in any way be affected or impaired.

21. Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of ANZ, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

22. Assignment and Transfers

Subject to the terms of the Facility Agreement, ANZ may transfer, grant security over or declare a trust over any of its rights under the Finance Documents by written notice to the relevant Obligors. No Obligor may assign, transfer, grant security over or declare a trust over any of its rights arising under any Finance Document without the prior written consent of ANZ.

23. Counterparts

Any Finance Document may be executed in any number of counterparts, which has the same effect as if the signatures on the counterparts were on a single copy of that Finance Document.

24. Entire Agreement

The Facility Document sets out the entire agreement between the parties and supersede any prior oral and/or written understandings or arrangements relating to the Facility.

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25. Notices

Any communication to the made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by (a) fax; (b) letter; or (c) (if agreed between the Obligor(s) and ANZ) by electronic mail, in each case to the relevant fax number, name and address or electronic mall address set out in the signature block of each Party. A Party may notify the other of any change in such notice details with 5 Business Days prior written notice. Any communication or document made or delivered under or in connection with the Finance Documents will be effective (a) if by way of fax or electronic mall, only when received by the recipient Party in legible form; or (b) if by way of letter, only when it has been left at the relevant address or 5 Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address.

Each Party acknowledges that electronic means of communication may not be secure or virus or error free and could be intercepted, corrupted, lost, destroyed or arrive late, and none of the Obligors, ANZ or their Affiliates will be liable to any other Party for any of such occurrences, unless directly caused by such person’s own gross negligence or willful misconduct and the Parties acknowledge that such Affiliates may rely on this paragraph.

Any communication or document to be made or delivered to ANZ will be effective only when actually received by ANZ and then only if it is expressly marked for the attention of the department or officer as ANZ may notify the Borrower(s) from time to time. Any communication or document made or delivered to the Borrower(s) will be deemed to have been made or delivered to the other Obligor(s), if any.

Any notice given under or in connection with the Finance Documents must be in English or, if not in English, accompanied by a certified English translation as ANZ may request, in which case the English translation will prevail unless agreed otherwise by ANZ.

Country Terms - Hong Kong

1. In the Facility Agreement:

“Business day” means a day (other than a statutory or public holiday, a Saturday or Sunday) on which banks are open for general banking business in Hong Kong and, in relation to any date for payment or purchase of funds, in the principal financial centre for the currency of those funds or the location in which the products are provided.

“HIBOR” means, in relation to any Interest Period, the rate displayed at or around 11:00 am (Hong Kong time) on Reuters monitor screen HIBOR page (or any replacement Reuters  page, or the appropriate page of such other information service which publishes that rate from time to time in place of Reuters) for the relevant currency and a term equivalent to the relevant Interest Period, or if there is no equivalent term the interpolated rate of the next shortest term and the next longest term closest to the relevant Interest Period; for value on the first day of that period. If any such rate is below zero, HIBOR will be deemed to be zero.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

2. PERSONAL DATA

Each Obligor agrees that ANZ’s applicable data policies and its other communications concerning data issued, varied and/or amended from time to time shall apply to all information provided by each Obligor. ANZ’s Data Policy Notice is deemed to be incorporated by reference in this clause and forms a part of these Country Terms. Coples of the Data Policy Notice and ANZ’s Opt Out Form are available on request, at branches and from the website (http://www.anz.com/hongkong). Each Obligor agrees that all of its information now provided or which ANZ obtains from other sources or from each Obligor’s relationship with ANZ will be subject to ANZ’s Date Policy Notice and/or other communications (as may be varied from time to time).

3. THIRD PARTY RIGHTS

Unless otherwise specified in the Finance Documents a person who is not a party to the Finance Documents has no right to enforce any benefit under it. The Parties do not require the consent of any third person to amend or terminate a Finance Document.

4. DEFAULT INTEREST

The default Interest rate set out in the Standard Terms shall be 4%.

5. JURISDICTION

Notwithstanding the terms set out in the Facility Agreement, the Borrower agrees that any dispute, controversy, difference or claim arising out of or relating to the Facility Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it may, at the sole discretion and election of ANZ, be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The law of this clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three and the arbitration proceedings shall be conducted in English.

6. PREVAILING VERSION

The Chinese version of any Finance Documents (if any) are provided for reference only and, in the event of any discrepancy or inconsistency between the English and the Chinese versions, the English version shall prevail to the extent of such discrepancy or inconsistency.

6

Exhibit E

Date: 24th October 2018 Our Ref: CIB/ARL CONFIDENTIAL Weichai Power Hong Kong International Development Co., Limited. Room 3407-08, 34/F., Gloucester Tower, The Landmark, 15 Queen’s Road Central Hong Kong Attention: Mr. Wu Guogang Dear Sirs, We Standard Chartered Bank (Hong Kong) Limited 渣打銀行(香港)有限公司 (the “Bank”) are pleased to offer you the facilities (the “Facilities”) subject to the terms and conditions set out in this facility letter (the “Facility Letter”), the Global Master Credit Terms (Uncommitted), the RCS, other relevant documents provided to you and the relevant application forms (together the “Agreement”). Subject to our right in our absolute discretion to accept the Facility Letter on a later date, the Facility Letter will lapse by close of business on the date falling 30 Banking Days after the date of the Facility Letter (or such other period notified by us) and will have no further effect unless it is countersigned by you and received by us before that time at: Credit Risk Control Standard Chartered Bank (Hong Kong) Limited 11th Floor, Standard Chartered Tower 388 Kwun Tong Road Kwun Tong, Hong Kong Terms not defined in this Facility Letter are defined in the Global Master Credit Terms (Uncommitted). for and on behalf of Standard Chartered Bank (Hong Kong) Limited 渣打銀行(香港)有限公司 Full name Title Date Signature – please ensure signature remains within the box Encl. LC Weichai Power (Hong Kong) International Development Co., Limited © Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved. BFL_(Uncommitted)_HongKong_2018_v3 Page 1 of 17 CLIENT INITIAL STAMP Lilian Cheng 24th October 2018 Manager, Credit Risk Control Lilian Cheng Standard Chartered Global Master Credit Terms (Uncommitted)

Facility Letter (Uncommitted) – Hong Kong We accept your offer to make available to us each Facility described in the Agreement and agree to be bound by the terms of the Agreement. for and on behalf of Weichai Power Hong Kong International Development Co., Limited. Full name Title / Position Date Signature – please ensure signature remains within the box Weichai Power (Hong Kong) international Development Co., Limited. © Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved. BFL_(Uncommitted)_HongKong_2018_v2 Page 2 of 9 CLIENT INITIAL STAMP

Facility Letter (Uncommitted) – Hong Kong

Standard Chartered

1. Borrower(s)

1.1 The entities listed in column (1) of the table below will be referred to as the "Borrowers" and each a "Borrower".

1.2 Each Borrower will enter or accede to the Agreement in a manner satisfactory to the Bank.

(1)	(2)	(3)
Name of company and company / registration number / identity document number	**Jurisdiction of incorporation**	**Registered address**
Weichai Power Hong Kong International Development Co., Limited. (company number 1251879) (the **"Designated Borrower"**)	Hong Kong	Room 3407-08, 34/F., Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong

2. Facilities

2.1 General Banking Facilities

(a) Designated Facility Limits and Designated Sub-limits

In addition to any Designated Facility Limit allocated for a Borrower, the Bank may also offer any Borrower a Facility which has a Designated Sub-limit. The sum of the utilised portions of all Designated Sub-limits shall not exceed the relevant Designated Facility Limit. The total amount all Borrowers may utilize under all Facilities shall not exceed the Total Facility Limit.

(1)	(2)	(3)
Type(s) of Facility	**Designated Facility Limit(s)**	**Borrower(s) and Designated Sub-limit(s), if applicable**
1. Bridging Loan	USD108,000,000.-	• Designated Borrower
Total Facility Limits	USD108,000,000.-	

(b) Designated Combined Facility Limits

The total aggregate amount all Borrowers may utilize for each of the combined Facilities specified in Column (1) below in aggregate shall not exceed the corresponding Designated Combined Facility Limit in Column (2) below.

(1)	(2)
Type(s) of Facility	**Designated Combined Facility Limit**
Not Applicable	-

3. Pricing and Conditions

Any reference to a Borrower under this section is a reference to each Borrower of the relevant Facility specified in Clause 2 *(Facilities)* of the Facility Letter.

Type(s) of Facility	Terms and conditions
Bridging Loan	Purpose: To finance the Borrower's acquisitions and other general corporate purposes. Currency: USD Drawdown: One lump sum drawdown. Drawdown Currency: USD Availability Period: The earlier of: i) [sensitive information redacted] from the date of signing of the Facility Letter and ii) the date on which the Facility is cancelled and or terminated under the terms of the Agreement. Any amount undrawn shall be immediately cancelled at 5pm on the last day of the Availability Period. Final Maturity Date: [commercially sensitive information redacted] Interest Rate:

CLIENT INITIAL	STAMP

Weichai Power (Hong Kong) international Development Co., Limited.

© Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved.

BFL_(Uncommitted)_HongKong_2018_v2 Page 3 of 9

Facility Letter (Uncommitted) – Hong Kong

Type(s) of Facility	Terms and conditions
	Prior to the signing date of the Guarantee ("**Guarantee Date**"): [commercially sensitive information redacted] On and after the Guarantee Date: [commercially sensitive information redacted], subject to "Conditions Subsequent" below. <u>Interest Period:</u> [sensitive information redacted] month or otherwise agreed by the Bank from time to time <u>Interest Payment Date(s):</u> Last day of each Interest Period <u>Principal Repayment</u>: Bullet payment at Final Maturity Date <u>Prepayment</u>: Permitted, subject to break-funding provisions unless prepayment is made on an Interest Payment Date. <u>Cancellation</u>: Permitted, subject to: (i) the Break Costs and the Cancellation Fee (if any) as stated under Fees; and (ii) the Bank receiving notice of such cancellation at least two (2) Banking Days prior to the proposed cancellation date (or such other period which the Bank may determine), provided that the Bank may in its sole discretion waive any requirement under this Cancellation. The Bank shall notify the Borrower accordingly of any waiver. Note: Cancellation is only applicable for amounts which have not been utilised by the Borrower <u>Reborrowing</u>: Any amount repaid may not be re-borrowed

4. Fees

<u>Upfront Fee:</u>	[commercially sensitive information redacted], payable on the utilisation date, and any other handling fee to be agreed and payable on each anniversary of the date of the Agreement as long as any Facility remains available to a Borrower or the Bank has any claim, actual or contingent, against a Borrower in respect of any Facility.

5. Contact Details

5.1 Contact details for the Bank

Name and Title	Address Telephone No. Fax No. Email
Mr. Wong Yee To, Director	[contact information redacted]

5.2 Contact details for the Designated Borrower

Name and Title	Address Telephone No. Fax No. Email
Mr. Wu Guogang	[contact information redacted]

6. Joint Liability

Not Applicable

CLIENT INITIAL | STAMP

Weichai Power (Hong Kong) international Development Co., Limited.

© Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved.
BFL_(Uncommitted)_HongKong_2018_v2 Page 4 of 9

Facility Letter (Uncommitted) – Hong Kong

7. Definitions

7.1 In the Agreement, unless the context otherwise requires:

<table>
<tr><td>“Collateral Documents”</td><td>means any document identified below and any other document executed or to be executed by an Obligor in favour of the Bank which grants, creates or evidences any guarantee, Security Interest, netting or other arrangement in respect of any Borrower's obligations under the Finance Documents, each in form and substance satisfactory to the Bank:
<table>
<tr><th>Item</th><th>Description</th><th>Obligor(s)</th></tr>
<tr><td>1.</td><td>The Guarantee</td><td>潍柴动力股份有限公司 (Weichai Power Co., Ltd.)</td></tr>
<tr><td>2.</td><td>The Letter of Comfort</td><td>潍柴动力股份有限公司 (Weichai Power Co., Ltd.)</td></tr>
<tr><td>3.</td><td>A Security Agreement over Bank Account (Specific Obligation) in respect of the Interest Reserve Account.</td><td>Weichai Power (Hong Kong) International Development Co., Ltd.</td></tr>
</table></td></tr>
<tr><td>“Financial Statements”</td><td>means:
(i) for the Parent, the audited consolidated financial statements of the Parent for each of its financial years; and
(ii) for each Obligor other than the Parent, its audited financial statements for each of its financial years.</td></tr>
<tr><td>“Global Master Credit Terms (Uncommitted)” or “GMCT (Uncommitted)”</td><td>means the credit terms and conditions applicable from time to time for the Bank's provision of any uncommitted credit facility to each Borrower.</td></tr>
<tr><td>“Global Master Trade Terms” or “GMTT”</td><td>means the terms and conditions applicable from time to time for the Bank's provision of any trade services to each Borrower.</td></tr>
<tr><td>“Guarantee”</td><td>means a Maximum Amount Guarantee for [sensitive information redacted].- in respect of the obligations of the relevant Borrower(s), in form and substance satisfactory to the Bank, to be signed by the Parent by no later than 90 days from the date of this Facility Letter.</td></tr>
<tr><td>“Guarantee Legal Opinion”</td><td>means a legal opinion in form and substance acceptable to the Bank from legal advisers in relation to the laws of the People's Republic of China (for the purpose of the Agreement, excluding Hong Kong and Macau Special Administrative Regions and Taiwan) addressed to the Bank.</td></tr>
<tr><td>“Interest Payment Date”</td><td>means such interest payment date as may be specified against the applicable Facility in Clause 3 (Pricing and Conditions) of this Facility Letter.</td></tr>
<tr><td>“Interest Period”</td><td>means such interest period as may be specified against the applicable Facility in Clause 3 (Pricing and Conditions) of this Facility Letter.</td></tr>
<tr><td>“Letter of Comfort”</td><td>means a letter of comfort, from the Parent in favour of the Bank, that is in form and substance satisfactory to the Bank, to be provided as a Condition Precedent.</td></tr>
<tr><td>“Parent”</td><td>means 潍柴动力股份有限公司 (Weichai Power Co., Ltd.). For the avoidance of doubt, the Parent is an Obligor.</td></tr>
<tr><td>“Interest Reserve Account”</td><td>means the bank account with account number [sensitive information redacted] in the name of the Borrower held with the Bank (in its capacity as account bank) (as the same may be re-designated, substituted or replaced from time to time) and any other account(s) designated as such by the Bank and the Borrower from time to time. (RM to confirm the account no.)</td></tr>
</table>

8. Additional Conditions

8.1 Clauses to be added, deleted or amended in the GMCT (Uncommitted)

Clause 1.1 (*Definitions*) of the GMCT (Uncommitted) is amended by including the following new definition:

“**Approved Security**” means any existing Security Interest disclosed to and approved by the Bank

Clause 12.3(c) (*Negative Pledge*) of the GMCT (Uncommitted) is amended by adding Clauses 12.3(c)(iv) to (vi) to Clause 12.3(c) (*Negative Pledge*) as follows:

(iv) any Security Interest or Quasi-Security created by any Finance Document;

(v) any Security Interest as advised by a Borrower and approved by the Bank, except to the extent that the principal amount secured by the relevant Security Interest exceeds the relevant maximum principal amount specified against that Approved Security in the Facility Letter; and

(vi) any Security Interest or Quasi-Security created with the prior written consent of the Bank provided that the principal amount is not increased at any time.

The definition of Conditions Precedent under Clause 1.1 (Definitions) of the GMCT (Uncommitted) is deleted in its entirely and replaced by the

CLIENT INITIAL	STAMP

Weichai Power (Hong Kong) international Development Co., Limited.

© Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved.

BFL_(Uncommitted)_HongKong_2018_v2 Page 5 of 9

Facility Letter (Uncommitted) – Hong Kong Weichai Power (Hong Kong) international Development Co., Limited. © Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved. BFL_(Uncommitted)_HongKong_2018_v2 Page 6 of 9 CLIENT INITIAL STAMP following: “Conditions Precedent” means the following documents and evidence: (a) certified copies of each Obligor’s constitutional documents, including with respect to the Designated Borrower, its memorandum and articles of association; (b) certified copy of the board resolution of each Obligor (excluding the Parent) approving the acceptance of each Finance Document (or the equivalent document evidencing such approval available in the relevant jurisdiction) and a certified copy of the names and specimen signatures of all persons authorised to sign the Finance Documents and any notices and other documents required in connection with the Finance Documents; (c) where applicable, certified copy of a resolution signed by all holders of the issued shares in each Obligor (excluding the Parent) approving the terms of, and the transactions contemplated by the Finance Documents (to which it is a party); (d) A certificate of an authorised signatory of the Designated Borrower certifying that each copy document relating to it specifi ed in this definition is correct, complete and in full force and effect as at a date no earlier than the date of the Agreement. (e) a copy of any other Authorisation or other document, opinion or assurance which the Bank considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by any Finance Documents or for the validity and enforceability of any Finance Document; (f)each of the Finance Documents (including the Letter of Comfort but excluding the Guarantee) duly executed by the parties thereto; (g) any documentation or other evidence which is reasonably requested by the Bank for the purpose of any due diligence and "know your customer" requirements; (h) evidence that all fees and expenses due and payable under the Finance Documents have been or will be paid by the first utilis ation date under any Facility; (i)the Interest Reserve Account has been opened with the Bank; (j) evidence that the Minimum Collateral requirement (as set out in “Collateral Maintenance Undertakings” below) has been satisfied or will be satisfied as at the proposed utilisation date; (k)the Bank is satisfied with the form of the Guarantee Legal Opinion; (l) evidence that any notice of assignment or charge or other type of notice required under any Collateral Documents has been served and duly acknowledged in writing by the recipient; (m) evidence of filing and approval of ODI with NDRC and MOFCOM for the acquisition of 19.9% shares of Ballard Power Systems Inc. (the “Target”) (the “Acquisition”); and (n)evidence that sufficient funds are available or will become available to complete the Acquisition “Finance Document” means the Agreement, any Collateral Document, 关于担保的确认（guarantee confirmation letter）, any Utilisation Request, any document identified as such in the Facility Letter and any other document designated as such by the Bank and any Group member from time to time. Additional undertakings, the following undertakings to be added to Clause 12 (General Undertakings) of the GMCT (Uncommitted): Collateral Maintenance Undertakings The Borrower agrees to maintain collateral for an amount equivalent to no less than 3 months’ interest payable and in such manner as determined by the Bank from time to time in its absolute discretion (the “Minimum Collateral”) pursuant to the collateral document(s) required under this Facility Letter within 3 months days of the Bank’s notification to the Borrower. The Minimum Collateral must be in form and substance acceptable to the Bank at its sole discretion. The Borrower undertakes to maintain the Minimum Collateral for so long as the Facilities under this Facility Letter remain outstanding. PRC Corporate Guarantor Each Borrower undertakes that it will ensure that all consents, licences, approvals, registrations and filings (as appropriat e) in connection with the Guarantee provided by the Parent remain in full effect throughout the validity period of the Guarantee, and generally provide assistance and take such steps as may be requested from the Bank from time to time to enable the performance of obligations under, or the validity or enforceability of, the Guarantee. Mandatory Prepayment – Illegality If, at any time it is or will become unlawful in any applicable jurisdiction for the Bank to perform any of its obligations as contemplat ed by the Agreement or to fund or maintain any utilisation made under this Facility Letter: (a) the Bank shall promptly notify the Borrower upon becoming aware of that event; (b) upon the Bank notifying the Borrower, the Facility will be immediately cancelled; and (c) the Borrower shall repay all the outstanding amounts under the Agreement (together with accrued interest and (if applicable) Break Costs) on the last day of the relevant Interest Period occurring after the Bank has notified the Borrower or, if earlier, the date specified by the Bank in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law). Mandatory Prepayment – Change of Control If the Parent ceases to beneficially own, directly or indirectly, the entire issued share capital in the Borrower:

Facility Letter (Uncommitted) – Hong Kong Weichai Power (Hong Kong) international Development Co., Limited. © Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved. BFL_(Uncommitted)_HongKong_2018_v2 Page 7 of 9 CLIENT INITIAL STAMP (a) the Borrower shall promptly notify the Bank upon becoming aware of that event; (b) the Bank shall not be obliged to fund any utilisation under the Agreement; and (c) the Facility will be immediately cancelled and the Borrower shall repay all the outstanding amounts under the Agreement (together with accrued interest and (if applicable) Break Costs) which become immediately due and payable. Mandatory Prepayment – Disposal of Target (a) Upon receipt of any Disposal Proceeds, the Borrower shall prepay the outstanding amount under the Agreement in an amount no less than such Disposal Proceeds within 3 Business Days of receipt. (b) For the purpose of this Clause: “Disposal” means a sale, lease, licence, transfer, loan or other disposal by the Borrower of any share in the Target (whether by a voluntary or involuntary single transaction or series of transactions). “Disposal Proceeds” means the consideration received or receivable by any member of the Group (including any amount receivable in repayment of intercompany debt) for any Disposal and after deducting: (i) any reasonable expenses which are incurred by any member of the Group with respect to that Disposal to persons who are not members of the Group; and (ii) any Tax incurred and required to be paid by the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance). Mandatory Prepayment – Syndicated loan If the Parent and/or its subsidiaries raise any financing in any domestic or international syndicated loan market (“Syndicated Loan Financi ng”), the Borrower shall prepay the Facility in an amount that is not less than the total commitments of all lenders under such Syndicated Loan Financing, within 10 Banking Days after the first drawdown of such Syndicated Loan Financing. Condition Subsequent (a) By no later than 90 days from the signing date of the Facility Letter, the Parent shall (i) sign the Guarantee, (ii) provide certified copies of the announcements in respect of the board resolution and shareholder resolution (if required) of the Parent approving the Guarantee (the “Announcements”),(iii) provide a statement executed by the Parent, confirming that the amount guaranteed by the Parent under the Guarantee does not exceed the authorised amount as published in the Announcements and (iv) ensure that the Bank is issued the Guarantee Legal Opinion on the Guarantee Date. (b) The Borrower shall provide documentary evidence that the Guarantee has been submitted for filing and registration to local SAFE authorities within 15 working days after the execution of the Guarantee. (c) The Borrower shall provide documentary evidence showing completion of the registration of the Guarantee with local SAFE authorities within 45 days after submission for the registration. If the registration is not completed within such 45 days, then the interest margin will increase by [sensitive information redacted] and, without limiting the Bank’s rights under clause 2.4 (On demand) of the GMCT (uncommitted), the Bank shall have the right to require the Borrower to (a) prepay all of the Facility within an additional 90 days and (b) mandate the Bank or its affiliates promptly to arrange a syndicated term loan (on terms acceptable to the Bank) to refinance the Facility in full. Default Notification The Borrower must notify the Bank promptly upon becoming aware of the occurrence of any of the following: (a) any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period; (b) any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described); (c) any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described); or (d) any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described). Ownership (a) The Parent shall maintain listing on the Shenzhen Stock Exchange and the Stock Exchange of Hong Kong Limited; and (b) The Parent shall maintain 100% direct or indirect ownership in the Borrower. Mandate (a) The Borrower shall mandate the Bank or its affiliates to commence the arrangement for a syndicated loan to refinance the Facility by no later than 9 months from the first utilisation date of the Facility. (b) The Bank or its affiliates will be given the first right of refusal to arrange the hedging of the Facility. 8.2Clauses to be added, deleted or amended in the GMTT

Facility Letter (Uncommitted) – Hong Kong 9. GMCT Country Supplement 10. GMTT Country Supplement Weichai Power (Hong Kong) international Development Co., Limited. © Copyright 2017 – 2018 Standard Chartered Bank. All rights reserved. BFL_(Uncommitted)_HongKong_2018_v2 Page 8 of 9 CLIENT INITIAL STAMP 10.1Clauses to be added, amended and deleted under the GMTT Nil. 9.1Clauses to be added, amended and deleted under the GMCT (Uncommitted) Existing definitions in Clause 1.1 of GMCT (Uncommitted) shall be amended as follows, and new definitions which appear below shall be added to Clause 1.1 of GMCT (Uncommitted): DEFINITIONS AND INTERPRETATIONS “Banking Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong and: (a)(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or (b)(in relation to any date for payment or purchase of euro) any TARGET Day. “Default Rate” means a rate of up to [sensitive information redacted] above the interest rate that is applicable to the overdue sum, or such other rate as advised by the Bank to the Borrower from time to time. “EURIBOR” means Europe Interbank Offered Rate. “HIBOR” means Hong Kong Interbank Offered Rate. “Hong Kong” means Hong Kong Special Administrative Region (HKSAR). “Jurisdiction” means Hong Kong. “LIBOR” means London Interbank Offered Rate. “Spot Rate” means at any date the Bank's spot rate of exchange for the purchase of the relevant currency in the Hong Kong foreign exchange market at around 11:00 am Hong Kong time using the Base Currency for the relevant Facility. “TARGET Day” means any day on which TARGET 2 is open for the settlement of payments in euro. “TARGET 2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007. Clause 25.1 of GMCT (Uncommitted) shall be deleted and replaced with the following: 25.1 The Agreement and all non-contractual obligations arising in any way out of or in connection with the Agreement are governed by the laws of the Jurisdiction and each Borrower irrevocably submits to the exclusive jurisdiction of the courts of the Jurisdiction. The following clauses shall be added to and form part of the GMCT (Uncommitted): 1.Section 83 of the Banking Ordinance and Module CR-G-9 (Exposures to Connected Parties) of the Supervisory Policy Manual issued by the Hong Kong Monetary Authority (“SPM”) imposes on the Bank limitations on advances to persons (including firms, partnerships and companies) related to the Bank’s or its subsidiaries’ or affiliates’ directors, cont rollers or its employees with lending authority (“Related Person”). When each Borrower acknowledges and accepts this Facility Letter, the Borrower shall inform the Bank if it, or any of its directors, shareholder s, partners or managers is, a Related Person within the meaning of the Banking Ordinance or SPM. If any Borrower is subsequently aware that it, or any of its directors, shareholders, partners or managers is or becomes a Related Person, such Borrower must inform the Bank in writing immediately. ] 2.The credit application of the Borrower(s) was conducted according to the Bank’s prevailing credit policy and approval is subject to satisfactory credit check of the Borrower(s), sole proprietor / partner(s) of the Borrower(s), the mortgagor(s) and/or the guarantor(s) of the application (if applicable). Credit report(s) provided by TransUnion Limited (“TU”) (for individual consumer credit informati on) and/or Dun & Bradstreet (HK) Limited (“D&B”) (for commercial credit information) has/have been considered. If the Borrower(s) or relevant individual(s) want(s) to acce ss its/his/her credit report(s) and/or, where appropriate, make(s) a data correction request with the relevant credit reference agency, the Borrower(s) may contact D&B at 2516 1111 (address: Unit 1308 -1315, 13/F, BEA Tower, Millennium City 5, 418 Kwun Tong Rd, Kwun Tong, Kowloon, Hong Kong.) and relevant individual(s) may contact TU at 257 7 1816 (Suite 1006, Tower 6, The Gateway, 9 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong). Additional Representation – Representation in connection with Facility available in CNY and/or a Facility in any currency backed by a PRC bank - issued SBLC/bank guarantee/payment undertaking or a PRC corporate -issued SAFE approved guarantee (i.e. “Nei Bao Wai Dai”): The utilisation of any Facility or use of proceeds drawn under the Facility Letter do not and will not conflict with any law or regulation applicable to the Borrower (including without limitation those in force in People’s Republic of China). Nil.

Global Master Credit Terms (Uncommitted) documents required in connection with the Finance Documents; where required by the Bank, a copy of a resolution signed by all shareholders of each Borrower approving the terms of, and the transactions contemplated by the Finance Documents (to which it is a party); each of the Finance Documents duly executed by the parties thereto; a copy of the most recent Financial Statements; where required by the Bank, evidence that the process agent for each Borrower has accepted its appointment; a certificate of an authorized signatory of the relevant Borrower certifying that each copy document relating to it specified as a Condition Precedent is correct, complete and in full force and effect as at a date no earlier than the date of the Agreement; evidence that any notice, registration or similar action required under any Collateral Document has been served, registered or taken; any documentation or other evidence reasonably requested by the Bank for the purpose of any “know your customer” requirements; evidence that all fees and expensed due and payable under the Finance Documents have been or will be paid by the first utilization date under any Facility; where required by the Bank, any legal opinion(s) from counsel to the Bank concerning matters of relevant law; where required by the Bank, a copy of any other authorization or other document, opinion or assurance which the Bank considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document; and any Additional Conditions Precedent as may be specified in the Facility Letter. These are the Global Master Credit Terms (Uncommitted) referred to and incorporated in the Agreement between the Bank and each Borrower. 1. DEFINITONS AND INTERPRETATIONS 1.1 Definitions (c) Terms defined meaning when in the Facility Letter will have the same (d) used in these Global Master Credit Terms Terms (Uncommitted). In this Global Master (Uncommitted): Credit (e) (f) “Affiliate” means, in relation to a person: (a) (b) (c) any of its Subsidiaries; any of its Holding Companies; or any other Subsidiary of any such (g) Holding Company, including head offices and branches of the above. “Authority” means any government, quasi-government, inter-government, supranational, administrative, supervisory body or authority, court or jurisdiction over any Bank Member or Obligor. regulatory or tribunal with (h) “Authorised Person” means any person authorised to act on each Borrower’s behalf in accordance with a Mandate or otherwise. “Bank Member” means Standard Chartered PLC or any of its Affiliates. “Base Currency” means for each Facility, the currency in which the Designated Facility Limits of that Facility is denominated as specified in clause 2 (Facilities) of the Facility Letter. “Base Currency Amount” means the amount specified in the Utilization Request (or, if the amount requested is not denominated in the Base Currency for the relevant Facility, that amount converted into that Base Currency at the Spot Rate) as adjusted to reflect any repayment, prepayment, consolidation or division of the utilization. “Break Costs” means a net loss of interest revenue the Bank incurs when all or any party of any utilization is repaid on a day which is not the last day of a term for that utilization. “Channel” means any system, medium or channel, including an electronic banking channel, a website, SWIFT, the internet, telephony, a mobile device, fax and email, through which the Parties may communicate information and documents. “Conditions Precedent” means the following documents and evidence: (a) copies of each Borrower’s constitutional documents; (b) a copy of the board resolution of each Borrower approving the acceptance of each Finance Document (or the equivalent document evidencing such approval available in the relevant jurisdiction) and a copy of the names and specimen signatures of all persons authorized to sign the Finance Documents and any notices and other (i) (j) (k) (l) (m) “Control” and “Controlled” means: (a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to direct its management and policies or to control the composition of its board of directors or equivalent body; or ownership of more than 50% of the voting share capital or equivalent right of ownership of that person. (b) “Designated Combined Facility Limits” means (if specified) the amount designated as the combined facility limit for the Facilities specified opposite those Facilities in column (2) of the table in clause 2.1(b) (Designated Combined Facility Limits) of the Facility Letter. “Designated Facility Limits” means the amount designated as the facility limit against a Facility specified opposite that Weichai Power (Hong Kong) International Development Co., Limited © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 1 of 9 CLIENT INITIAL STAMP Standard Chartered Global Master Credit Terms (Uncommitted)

Global Master Credit Terms (Uncommitted) Facility in column (2) of the table in clause 2.1(a) (Designated Facility Limits and Designated Sub-limits) of the Facility Letter. “Designated Sub-limits” means (if specified) the amount as designated as the sub-limit against a Borrower in column (3) of the table set out in clause 2.1(a) (Designated Facility Limits and Designated Sub-limits) of the Facility Letter. “Facility” means each facility set out in clause 2 (Facilities) of the Facility Letter. “Facility Limits” means any one of the Designated Facility Limits, the Designated Sub-limits or Designated Combined Facility Limits. “Finance Document” means the Agreement, any Collateral Documents, any Utilization Request, any document identified as such in the Facility Letter and any other document designated as such by the Bank and any Group member from time to time. “Financial Indebtedness” means any indebtedness incurred for or in respect of: not available or is zero or negative, or reasonable and adequate means do not exist for ascertaining the relevant IBOR, benchmark interest rate or Prime Rate (as the case may be); matching deposits are not readily available in the relevant interbank market; or before close of business in the principal city of the relevant interbank market on the Quotation Day, the cost to the Bank of obtaining matching deposits in the relevant interbank market would be in excess of the relevant IBOR, benchmark interest rate or Prime Rate (as the case may be). (b) (c) “Obligor” means each Borrower and any person providing a guarantee of and/or Security Interest for the obligations of any Borrower and/or any other person identified as an obligor under the Finance Documents. “Party” means a party to the Agreement. “Prime Rate” means the interest rate, however it is called, published by the Bank from time to time as the minimum rate of interest at which it will lend money to prime borrowers. “Quotation Day” means for any period for which an interest rate is to be determined two Banking Days before the first day of that period, or such other period which the Bank decides accords with market practice in the relevant interbank market. “RCS” means the regulatory compliance statement (also available on www.sc.com/en/rcs) setting out the legal and regulatory requirements that apply to each Borrower’s relationship with the Bank (as amended from time to time). “Screen Rate” means the standard market interest rate for the relevant currency and period displayed on the relevant page of the on-line electronic information service which for the time being the Bank normally uses for obtaining the relevant IBOR, benchmark interest rate or Prime Rate (as the case may be). “Security Interest” means a mortgage, charge, pledge, lien, security assignment or other security interest securing any obligation or any other agreement or arrangement having a similar effect. “Subsidiary” means in relation to a person, any other person: (a) (b) monies borrowed; any amount raised under any other transaction having the commercial effect of a borrowing; and the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) and (b) above. (c) “Foreign Currency” means any currency other than the Base Currency. “Group” means the Parent and its Subsidiaries. “Holding Company” means, in relation to a person, any other person in respect of which the first named person Subsidiary. “IBOR” means the relevant interbank offered rate. “Increased Cost” means: is a (a) (b) an additional or increased cost; a reduction in the rate of return from a Facility or on any Bank Member’s overall capital; or a reduction of an amount due and payable under any Finance Document. (c) (a) (b) which is Controlled, directly, by the first named person; more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first named person; or which is a Subsidiary of another Subsidiary of the first named person. which is incurred or suffered by any Bank Member, to the extent such cost is attributable to the Bank having entered into any Finance Document or funding or performing its obligations under any Finance Document. “Instruction” means any instruction (including any Utilization Request) in relation to a Facility which: (c) “Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any associated penalty or interest payable) required by law. “Utilisation Request” means such form of utilization request acceptable to the Bank. Interpretation (a) contains the information the Bank requires to carry out the instructions; the Bank receives via any Channel as agreed by the Bank; and the Bank believes in good faith has been given by an Authorized Person and is transmitted with such testing or authentication as the Bank may specify. (b) 1.2 (c) (a) Any reference in the Agreement to: (i) an “amendment” includes a supplement, variation, novation, restatement or re-enactment and “amended” will be construed accordingly; a “disposal” means a sale, transfer, grant, lease or other disposal, whether voluntary or involuntary “Mandate” means any writing, acceptable to the Bank, indicating the authority of an Authorised Person. “Market Disruption Event” means: (a) at or about noon on the Quotation Day, the Screen Rate is (ii) Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 2 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) and “dispose” will be construed accordingly; an “authorisation” includes a consent, approval, resolution, license, exemption, filling, registration or notarization. “indebtedness” includes any obligation (whether incurred as principal or as surety (actual or contingent, present or future)) for the payment or repayment of money; a “law” includes (A) any agreement with any Authority; and (B) any law, regulation, rule, official directive, request, guideline, judicial order, sanction, embargo or restrictive measure (whether or not having the force of law) of any Authority and any interpretation, application or enforcement of such law; any statute includes reference to any statutory modification or re-enactment; a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, including any increase in the amount of a facility or for an additional facility; until all amounts that are or may be outstanding under that Facility have been paid to the Bank (whereupon any balance may be released or an equivalent amount thereto paid to that Borrower). Except as expressly provided otherwise, if there is any inconsistency between: (iii) (e) (iv) (i) the Facility Letter and these Global Master Credit Terms (Uncommitted), the former will prevail except in respect of Clause 2.4 (On demand) which will always prevail; and the Facility Letter or these Global Master Credit Terms (Uncommitted) and any other document forming part of the Agreement, the Facility Letter (v) (ii) or these Global Master Credit Terms (Uncommitted) will prevail. (vi) 2. THE FACILITIES 2.1 The Facilities Each Facility is offered as detailed in the Facility Letter, and subject to the Agreement. (a) Limits The Bank will offer each Facility to each Borrower as specified opposite that Facility in column (3) of the table set out in sub-clause (a) of clause 2.1(a) (Designated Facility Limits and Designated Sub-limits) of the Facility Letter subject to the Facility Limits (Whichever is the lower). (b) Change of limits The Bank may at any time and at its sole discretion, allow each Borrower excesses above the stated Facility Limits and such excesses shall be deemed given at the Borrower’s request and form part of the relevant Facility. (c) Currency Each Facility is made available in the Base Currency or such other currency as specified under the Facility Letter. If a change in any currency of a country occurs, this Agreement will be amended by the Bank to reflect the change in currency. (d) No obligation to monitor The Bank is under no obligation to monitor the purpose of any Facility as set out in the Facility Letter. 2.2 Foreign Currency (a) Bass Currency If a Facility is made available in more than one currency, the relevant Facility Limits will be calculated in the Base Currency for the relevant Facility and any actual or proposed utilization in other currencies will be converted into the relevant Base Currency at the Spot Rate. (b) Monitoring The Bank may at any time recalculate the Base Currency Amount of any utilization denominated in a Foreign Currency using the Spot Rate on the Banking Day prior to the date of recalculation. (c) Same Foreign Currency during successive terms If any utilization is to be denominated in the same Foreign Currency during two successive terms, the Bank will calculate the amount of the utilization in the Foreign (vii) (viii) a “currency” is to the lawful currency for the time being of the relevant country or recognized monetary union; (ix) a “month” is to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month. If there is no numerically corresponding day in the following month, that period will end on the last Banking Day in that calendar month; a “person” includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, joint venture or (x) consortium), government, state, agency, organization or other entry whether or not having separate legal personality. (xi) “writing” includes email, fax, transmission or other electronic means of communication legibly received and “written” has meaning; and “including” is not limitative. the corresponding (xii) (b) Words denoting the singular will include the plural and vice versa. A reference to a Party or a person includes its and any subsequent successors in title, permitted transferees and permitted assigns. A reference to “call for cash cover” for a Facility means each Borrower must, within two Banking Days, pay an amount as directed by the Bank, either: (i)to a non-interest bearing account in the name of that Borrower with the Bank subject to a first ranking Security Interest in favour of the Bank; or (ii) to the Bank which the Bank may hold in its sole dominion and apply to satisfy amounts due and payable to it under that Facility, without interest accruing or payable to that Borrower, (c) (d) Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 3 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) Currency for the second of those terms (by calculating the amount of Foreign Currency equal to the Base Currency Amount of that utilization at the Spot Rate on the appropriate rate fixing day as determined by the Bank) and if the amount calculated is less than the existing amount of that utilization in the Foreign Currency during the first term, promptly notify the relevant Borrower and the Borrower must pay, on Any utilization of a Facility is subject to the further conditions precedent that on both the date of each Utilization Request and the relevant utilization date: (a) the representations and warranties made or given under the Finance Documents are true and accurate in all material respects; and (b) the Bank has received all of the documents and other evidence required to comply with such utilization-specific conditions precedent as required by the Bank from time to time. 4.3 Utilization Each Borrower may request to utilize a Facility by delivering to the Bank a duly completed Utilization Request no later than two Banking Days prior to the Proposed utilization date. 5. REPAYMENT 5.1 Repayment Without prejudice to Clause 2.4 (On demand), each Borrower shall repay all amounts due in accordance with the terms of the Facility Letter. 5.2 Repayment of Foreign Currency Facilities If at any time the total Base Currency Amount of all utilizations due by a Borrower exceeds that Borrower’s relevant Facility Limit, that Borrower must repay an amount of principal (in relation to any utilization(s) which the Bank may identify) equal to such excess (together with all accrued but unpaid interest on that amount and any Break Costs) within two Banking Days after receiving a demand from the Bank. 6. PREPAYMENT 6.1 Voluntary prepayment A Borrower may prepay all or part of any Facility provided that the Bank must receive irrevocable notice of such prepayment at least two Banking Days prior to the proposed prepayment date (or such other period as determined by the Bank). 6.2 Amounts payable Any prepayment under this Agreement shall be made together with accrued and unpaid interest on the amount prepaid and, subject to any Break Costs, without premium or penalty. 6.3 Order of prepayment All prepayments received by the Bank will be applied in or towards prepayment and satisfaction of the obligations of the Borrower under the relevant Facility in inverse chronological order. 7. INTEREST 7.1 Payment of interest Each Borrower shall pay accrued interest on each Facility on the relevant interest Payment Date. 7.2 Interest Periods If an interest Period would otherwise end on a day which is not a Banking Day, that Interest Period will instead end on the next Banking Day in that calendar month (if there is one) or the preceding (if there is not). 7.3 Default Interest If a Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest (“Default Interest”) will accrue daily on the overdue amount from the due date up to the last day difference. 2.3 Uncommitted of the first term, an amount equal to the Regardless of any other provision of the Agreement, each Facility is uncommitted and is made available to each specified Borrower at the Bank’s sole discretion. The Bank will have no obligation to make any utilization under, or make available any part of, any Facility. 2.4 On demand Regardless of any other provision of the Agreement, each Facility is made available on an on-demand basis. The Bank may, at its sole discretion, at any time, on written notice to any Borrower: (a) cancel, reprice or call for cash cover for all or any part of any Facility; or (b) demand repayment/payment of any amount outstanding or otherwise due under or in relation to any Facility (whether principal, interest or other sum), whereupon each Borrower must, within two Banking Days, pay the relevant amount to the Bank. 3. BORROWERS’ AGENT 3.1 Appointment of agent Each Borrower (other than the Designated Borrower) irrevocably appoints the Designated Borrower to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorizes: (a) the Designated Borrower to (i) give notifications or instructions, (ii) supply all information concerning itself to the Bank or (iii) agree any amendments to the Agreement (in each case, for the relevant Borrower and without further reference to or the consent of that Borrower); and (b) the Bank to give any notice, demand or other communication to the Designated Borrower. 3.2 Acts of the agent Every act, omission, agreement, undertaking, settlement, waiver, amendment, notice, instruction or other communication given or made by the Designated Borrower or given to the Designated Borrower on behalf of another Borrower will be binding on that Borrower. 3.3 Inconsistency If there is any conflict between any notices, instructions or other communications of the Designed Borrower and any other Borrower, those of the Designated 4. CONDITIONS PRECEDENT 4.1 Initial Conditions Precedent Borrower will prevail. Each Borrower must satisfy all of the Conditions Precedent in form and substance satisfactory to the Bank before utilization of a Facility is permitted. 4.2 Further Conditions Precedent any Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 4 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) the date of actual payment (both before and after judgment) at the Default Rate and will be immediately payable on demand to the Bank. 7.4 Unpaid interest Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount on any basis that the Bank may select. 7.5 Market disruption If a Market Disruption Event occurs, the rate of interest of that Facility will be the rate per annum which is the aggregate of: (a) the margin of that Facility as specified in clause 3 (Pricing and Conditions) of the Facility Letter or otherwise agreed between the Bank and the relevant Borrower; and (b) the rate which expresses as a percentage rate per annum of the Bank’s cost of funding that utilization from whatever source the Bank may reasonably select, and if any such percentage rate is below zero then such percentage rate shall be deemed to be zero. 8. TAXES 8.1 Payments without deduction or withholding Each Borrower must make all payments to be made by it under the Finance Documents free from any deduction or withholding for or on account of any Tax unless required to deduct or withhold by law. If a Borrower is required to deduct or withhold, it will promptly, upon becoming aware that it must make any deduction (or if there is a change in the rate or basis of such deduction), notify the Bank accordingly. 8.2 Gross-up If an Obligor makes any such deduction or withholding for or on account of any Tax, that Obligor must: (a) pay to the Bank any additional amount as may be necessary to ensure that the Bank receives the full amount of the relevant payment as if that deduction or withholding had not been made; and (b) supply promptly to the Bank evidence satisfactory to the Bank that it has accounted to the relevant Authority within the required time period for the withholding or deduction. 8.3 Tax costs Each Borrower must pay to the Bank any stamp duty, registration or other similar Tax, or any value added tax or other similar Tax on any amount payable under the Finance Documents. 9. INCREASED COSTS 9.1 Each Borrower must on demand by the Bank, pay the amount of any Increased Costs incurred by the Bank or any of its Affiliates as a result of: (a) the introduction of or any change in (or in the interpretation, administration or application of) any law; or The Bank shall be entitled to debit any sums due to the Bank from any sums payable to each Borrower. 10.3 Banking Days If any date for payment of any sum due under the Finance Documents is not a Banking Day then that payment must be made on the next Banking Day in the same calendar month (if there is one) or the preceding Banking Day (if there is not). 10.4 Place, currency and funds (a) On each date on which a Borrower is required to make a payment under a Finance Document, that Borrower must pay the Bank for value on the due date at the time and in the currency in which the Facility is denominated, with any cost, expense or liability as incurred or as otherwise specified by the Bank. (b) Payment must be made to the account the Bank specifies. 10.5 Partial payments If the Bank receives insufficient payment to discharge all the amounts then due and payable under the Finance Documents, the Bank may apply that payment towards the obligations under the Finance Documents in any manner the Bank decides, irrespective of any appropriation made by any Borrower. 10.6 Timing of payments If a Finance Document does not provide for when a particular payment is due, that payment is due within three Banking Days of demand by the Bank. 11. REPRESENTATIONS AND WARRANTIES Each Borrower makes the following representations and warranties to the Bank which are deemed to be repeated at all times (having regard to the circumstances existing at the time of repetition) so long as any sums are actually or contingently owing under the Agreement. 11.1 Status (a) Each Obligor is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation. (b) Each Obligor and its Subsidiaries have the power to own its assets and carry on its business as it is being conducted. 11.2 Binding obligations The obligations expressed to be assumed by each Obligor in each Finance Document are legal, valid, binding and enforceable obligations. 11.3 Non-conflict The entry into and performance of the Finance Documents by each Obligor and the transactions contemplated by the Finance Documents do not and will not conflict with: (a) any law applicable to any Obligor or its Subsidiaries; (b) the constitutional documents of any Obligor or its Subsidiaries; or (c) any agreement or instrument binding upon any Obligor or its Subsidiaries or the assets of any Obligor or its Subsidiaries. 11.4 Power and authority Each Obligor has the power to enter into and perform, and has taken all necessary action to authorize the entry into, (b) compliance Agreement. 10. PAYMENTS with any law made after the date of the 10.1 Payments in full, without set-off or counterclaim Each Borrower must pay all sums including any fees, charges commissions, or reimbursements, without set-off, deduction or counterclaim. 10.2 Debit Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 5 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) performance and delivery of the Finance Documents and the transactions contemplated by the Finance Documents. 11.5 Authorizations All authorizations required or desirable to enable each Obligor to lawfully enter into, exercise its rights and comply with its obligations under the Finance Documents to which it is a party and to carry on its business have been obtained or effected and are in full force and effect. 11.6 No filing or stamp taxes (a) Each Borrower must obtain, maintain and comply with any authorization required by any law to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document. (b) Each Borrower must comply in all respects with all laws to which it is subject where failure to do so might in the Bank’s opinion have a material adverse effect on its business, assets, financial condition or prospects or its ability to perform its obligations under the Finance Documents. (c) Each Borrower must comply with the RCS. 12.2 Pari passu ranking Each Borrower undertakes that its obligations and liabilities under each Finance Document will at all times rank (except in respect of statutory preferential debts) at least pari passu with all its present and future unsecured indebtedness. 12.3 Negative pledge (a) No Borrower will (and must ensure that no other Group member will) create or permit to subsist any Security Interest over any of its assets. (b) No Borrower will (and must ensure that no other Group member will): Under the law of its jurisdiction of incorporation, it is not necessary that the Finance Documents be filed, recorded or enrolled with any Authority or that any stamp, registration or similar Tax be paid in relation to the Finance Documents or the transactions contemplated by the Finance Documents. 11.7 Security Interests Any Security Interest created under the Finance Documents is, subject to completion of all registrations required by law, a legal, valid, binding and enforceable first ranking Security Interest over the assets to which such Security Interest relates. 11.8 Immunity (a) The entry into each Finance Document (to which it is a party), and the exercise by it of its rights and performance of its obligations under each such Finance Document will constitute, private and commercial acts of the relevant Obligor performed for private and commercial purposes. (b) No Obligor will be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Finance Document. 11.9 Governing law and enforcement (a) The choice of governing law of each Finance Document will be recognized and enforced in the relevant Obligor’s jurisdiction of incorporation. (b) Any judgment obtained in the courts which the parties to a Finance Document have conferred jurisdiction on to settle (i) sell, transfer or otherwise dispose of any of its assets on terms by which they are or may be leased to or re-acquired by it or any Group member; (ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms; (iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or (iv) enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset. (“Quasi-Security” means any transaction described in paragraph (b) above.) (c) Paragraphs (a) and (b) above do not apply to: disputes in relation to that Finance Document will be recognized and enforced jurisdiction of incorporation. 11.10 Taxes in the relevant Obligor’s (i) any netting or set-off arrangement entered into by any Group member in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances; It has complied in all material respects with all Tax laws in all jurisdictions in which it is subject to Tax and no claims are being asserted against it with respect to Tax which are likely to have in the Bank’s opinion a material adverse effect on its ability to perform its obligations under the Finance Documents or its business, operations, assets, financial condition or prospects or those of the Group (taken as a whole). 11.11 Good title to assets Each Obligor has a good, valid and marketable title to, or valid leases or licences of, and all appropriate authorizations to use, (ii) any lien arising by operation of law and in the ordinary course of trading or retention of title arrangement in the ordinary course of trading on standard terms and conditions of any supplier; and (iii) any Security Interest or Quasi-Security over goods and/or documents of title to goods arising in the ordinary course of letter of credit transactions in the ordinary course of trade. 12.4 Further assurance Each Borrower must (and ensure that each Obligor will) promptly do all such things as may be necessary or appropriate to perfect, preserve or protect the rights and interests of the Bank created or intended to be created by, or arising from, any Finance Document (including entering into Collateral the assets necessary to carry conducted. 11.12 Additional representations Such additional representations Facility Letter. 12. GENERAL UNDERTAKINGS on its business as presently as may be specified in the 12.1 Authorizations and compliance with laws Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 6 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) Documents for any call for cash cover) and/or facilitate the realization of assets which are or are intended to be the subject of the Collateral Documents. 12.5 Financial statements and other information Each Borrower must ensure that the Bank receives: (a) the Financial Statements as soon as they become available; (b) accurate and up to date information necessary to enable the Bank to comply with applicable law. “know your customer” or similar identification procedures as the Bank may request from time to time and notify the Bank immediately of any changes; (c) details of any litigation, arbitration or other proceedings pending or threatened; (d) all documents dispatched by itself to its shareholders or its creditor s generally at the same time they are dispatched; and (e) any further information the Bank may reasonably request from time to time in writing regarding the Group. 12.6 Notification Each Borrower must notify the Bank promptly upon becoming aware of the occurrence of the following: (a) Information and undertakings: any (i) representation, warranty, undertaking or statement made or deemed to be made, or (ii) information provided, by an Obligor, to the Bank is reasonably likely to be incorrect or misleading; (b) Disposals: disposal of all or any part of their or the Group’s assets, except where such disposal of assets is: (i) made in the ordinary course of trading; or (ii) in exchange for other assets comparable or superior as to type and value; (c) Merger: any amalgamation, demerger, merger or corporate reconstruction of any Obligor or the Group; (d) Acquisition: any acquisition or investment in a company by any Obligor or the Group, except where such acquisition or investment is made in the ordinary course of trading; (e) Change of business and governance: any Borrower: (i) ceases to be Controlled by the Parent; (ii) has any substantial change which will have an effect on the general nature of its business or that of the Group from that carried on at the date of this Agreement; or (iii) has any change of its directors or beneficial owners or amendment to its constitutional documents; and (f) Material adverse effect: any event or series of events occurs (including the commencement of any legal proceedings or other analogous process in any jurisdiction) which has or is reasonably likely to have a material adverse effect on: (i) the business, operations, assets, financial condition, results, solvency or prospects of an Obligor or the Group as a whole; or (ii) the validity, binding effect or enforceability of any Finance Document. 12.7 Provision of other services Whilst any amount remains outstanding under a Facility, if a Borrower wishes to engage any person to provide: (a) currency, commodity price or interest rate hedging, transaction banking products and services including cash management services, trade services, trade finance, custodial services, fund administration and escrow services; (b) any refinancing or replacement of the Facilities; or (c) any other similar transactions in the financial markets (collectively the “Services”), the relevant Borrower shall first consult the Bank (or its Affiliate) about the provision of such Services by the Bank (or its Affiliate). The provision of the Services by the Bank (or its Affiliate) is subject to the relevant terms and conditions being agreed between the parties. 12.8 Insurance Where an Obligor has granted a Security Interest over any property or asset in favour of the Bank, the Bank may require the relevant Borrower to procure and maintain insurance for the property or asset through the Bank’s approved insurance company. The insurance must cover the rights and interests of the Bank under the Facilities and cover such amounts as the Bank may require. All costs, fees, expenses and payments for effecting and maintaining such insurance shall be borne by the relevant Borrower and the Bank may debit such amounts from that Borrower’s account. 13. EVIDENCE AND CALCULATIONS 13.1 Accounts Accounts maintained by the Bank in connection with the Agreement are prima facie evidence of the matters to which they relate for the purpose of any litigation or arbitration proceedings. 13.2 Certificates and determinations Any certification or determination by the Bank of a rate or amount under the Finance Documents will be, in the absence of manifest error, conclusive evidence of the matters to which it relates. 13.3 Calculations Any interest or fee accruing under the Agreement accrues daily and is calculated on the basis of the actual number of days elapsed and a year of 360 or 365 days or otherwise as the Bank determines in accordance with applicable market practice. 14. INDEMNITIES 14.1 General All indemnities in each Finance Document are: (a) continuing and survive termination of such Finance Document or any repayment, cancellation or expiry of any Facility; and (b) independent of each Borrower’s other obligations under the Agreement. 14.2 Indemnities Each Borrower shall promptly indemnify the Bank on demand against any losses, damages, demands, claims, liabilities, costs (including legal costs) and expenses of any kind arising from or incurred by the Bank in connection with the following: (a) Currency indemnity Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 7 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) Any judgment, award or order being given or made for the payment of any amount due under any Finance Document and that judgment, award or order being expressed in a currency other than that in which the payment was due. (b) General indemnity Any cost, loss or liability incurred by the Bank consequent upon entering into and undertaking the transactions contemplated by the Finance Documents including, but not limited to, losses and expenses as a consequence of: (i) the occurrence of any default by the Obligor of its obligations or investigating any event which the Bank reasonably believes to be a default; (ii) any payment of principal or an overdue amount being received from any source, other than on its due date or any utilization not being prepaid in accordance with the Agreement; (iii) other than by reason of the Bank’s default, any utilization not being made on the proposed utilization date; unless each Borrower advises the Bank in writing otherwise (and the Bank acknowledged such advice). The Bank may continue to rely on an existing Mandate until the Bank may continue to rely on an existing Mandate until the Bank has updated its records in accordance with this new Mandate. Each Borrower is bound by the actions of its Authorised Person. 15.3 Other service providers The Bank may engage third party service providers, including payment, clearing or settlement systems, clearing houses, payment intermediaries, financial institutions, mobile wallet providers and couriers, whether as independent contractors, sub-contractors or agents. To the extent permitted by law, the Bank shall not be liable for any act or omission of any such service provider, including its insolvency. 16. FEES, COSTS AND EXPENSES 16.1 Costs and expenses Each Borrower must, on demand, pay the Bank all costs and expenses (including legal fees, valuation fees and any Tax) the Bank incurs in connection with: (a) the preparation, negotiation, execution or perfection of; (b) any amendment to, or waiver of or consent under (or any evaluation of a request for the same); or (c) the enforcement of, or the preservation of any rights under, any Finance Document. 16.2 Fees Each Borrower shall pay to the Bank such fees in the amount and at the times as may be specified in the Facility Letter or such other Finance Documents as the Parties may agree. 17. AMENDMENTS AND WAIVERS 17.1 Procedure The Agreement may be varied or amended by the Bank in its sole and absolute discretion by notice to the relevant Borrower. Any such variation or amendment will be binding on all Parties. 17.2 Waivers and remedies cumulative Any failure to exercise or delay in exercising any right or remedy of the Bank under the Finance Documents will not operate as a waiver, nor will any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in any Finance Document are cumulative and not exclusive of any rights or remedies provided by law. 17.3 Deletions, new terms and changes Any additional provision specified in clause 9 (Country Supplement) of the Facility Letter will be incorporated in the Agreement and any provision specified in clause 9 (Country Supplement) of the Facility Letter as a provision which should be amended or deleted in these Global Master Credit Terms (Uncommitted) will be amended or deleted accordingly. 18. CHANGES TO THE PARTIES 18.1 Assignments and transfers by any Borrower No Borrower may assign any of its rights or transfer or otherwise deal with any of its rights and obligations under the Finance Documents without the Bank’s prior consent. 18.2 Assignments and transfers by the Bank (iv) the Bank Currency entering into or performing any Foreign exchange contract for the purpose of advancing or maintaining any utilization to any Borrower in any Foreign Currency; or (v) any inquiry, investigation, subpoena (or similar order) or litigation Agreement. (c) Tax indemnity with respect to any Obligor or this Any Tax (excluding any Tax on the net income of the Bank in jurisdictions in which it is resident), value added tax, stamp tax, registration or other similar charges or liability incurred by the Bank under the Agreement or transactions contemplated by the Finance Documents. (d) Communications through Channels any Any Instructions, communications or information the Bank may receive or send in writing or via any Channel as agreed by the Parties. 15. COMMUNICATIONS THROUGH CHANNELS AND OTHER SERVICE PROVIDERS 15.1 Instructions and communications (a) The Bank can act on each Borrower’s Instructions or communications received through any Channel if the Bank believes them to be genuine and complete. The Bank may require the confirmation of each Borrower prior to acting on such Instructions. (b) Each Borrower bears any risks in sending its Instructions or communications through any Channel. 15.2 Acts of Authorised Person An authorized Person shall be deemed to have the authority to give Instructions, sign any document and perform any act on each Borrower’s behalf, including: (a) agreeing, supplementing, restating or varying the terms of the Agreement; and (b) appointing any person, representative or agent to act on each Borrower’s behalf (including appointing any successor) or accepting an appointment as an agent for any person, Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 8 of 9 CLIENT INITIAL STAMP

Global Master Credit Terms (Uncommitted) The Bank may assign any of its rights or transfer or otherwise deal with any of its rights and obligations under any Finance (b) Any communication made or document delivered to the Bank will be effective only when actually received by the Bank. (c) Any communication made or document delivered under paragraphs (a) and (b) above but received on a non-Banking Day or after business hours in the place of receipt, will only be deemed to be given on the next Banking Day in that place. 21. PARTIAL INVALIDITY 21.1 If any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired. 22. ENTIRE AGREEMENT 22.1 The Finance Documents constitute the entire agreement between the parties and replace all previous agreements on that subject matter. None of the Obligors have relied on any oral or written representation or warranty made, or purportedly made, by or on the Bank’s behalf except as set out in the Finance Documents. 23. RIGHTS OF THIRD PARTIES 23.1 Unless stated otherwise in a Finance Document: (a) a person not a party has no right to enjoy or enforce any benefit under it; and (b) the consent of any person not a party is not required to amend the relevant Finance Document. 24. COUNTERPARTS 24.1 Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of that Finance Document. 25. GOVERNING LAW AND JURISDICTION 25.1 The Agreement and all non-contractual obligations arising in any way out of or in connection with the Agreement are governed by the laws of the Jurisdiction and each Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of the Jurisdiction. 25.2 Where required by the Bank, a Borrower will irrevocably appoint a process agent under the Finance Documents for service of process in any proceedings before the courts of the Jurisdiction in connection with any Finance Document. The relevant Borrower must notify the Bank of any new process agent’s name and address. If any Borrower fails to comply, the Bank may appoint a new process agent and the Bank will notify that Borrower of the name and address of the new process agent. In this regard, service of any legal process on a process agent shall constitute service on that Borrower. Document or change its consent of the Obligors. 18.3 Disclosure lending office without the prior Without prejudice to the RCS, the Bank may disclose any information provided by or relating to any Borrower, any Obligor, the Group and any Finance Document: (a) to any actual or potential participant, sub-participant, transferee or assignee of the Bank’s rights and/or obligations under any transaction between the Parties (or any of its agents or professional advisers) and any other person in connection with a transaction or potential transaction between the Parties; or (b) to any rating agency, or direct or indirect provider of credit protection (or its brokers). 19. SET-OFF 19.1 The Bank may set-off any obligation due from a Borrower or the Borrower’s Affiliates under the Finance Documents against any obligation owed by the Bank or the Bank’s Affiliates to that Borrower or the Borrower’s Affiliates, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. For the purpose of this clause, “obligation” includes any obligation whether matured or unmatured, actual or contingent, present or future. If the amount of any such obligation is unascertained, the Bank may estimate the amount for the purposes of the set-off. 20. NOTICE 20.1 In writing Any communication made or document delivered in connection with the Finance Documents, including any demand under the Agreement, must be in English and in writing. 20.2 Contact details made Contact details of each Party are as stated in the Facility Letter or as otherwise notified to the other Party by not less than five Banking Days’ notice. 20.3 Effectiveness (a) Any communication made or document delivered by one Party to another in connection with the Finance Documents is effective if: (i) sent by way of fax, at the time shown transmission report as being successfully sent; (ii) delivered personally, at the time of delivery; (iii) sent by post, six Banking Days after posting; (iv) sent by email, at the time sent by that Party; and (v) sent by any other Channel, at the time effected. on the Weichai Power (Hong Kong) international Development Co., Li © Copyright 2017 Standard Chartered Bank. All rights reserved. GMCT_(Uncommitted) _2017_v1 Page 9 of 9 CLIENT INITIAL STAMP